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TABLE OF CONTENTS
Index to Financial Statements

As filed with the Securities and Exchange Commission on April 19, 2006.

Registration No. 333-124016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEJA FOODS, INC.
(Name of small business issuer in its charter)

Nevada	5141	05-0581183
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer I.D. Number)

16501 Ventura Blvd., Suite 601
Encino, California 91436
(818) 788-5337
(Address and telephone number of principal executive offices)

16501 Ventura Blvd., Suite 601
Encino, California 91436
(818) 788-5337
(Address of principal place of business or intended principal place of business)

David Fox
16501 Ventura Blvd., Suite 601
Encino, California 91436
(818) 788-5337
(Name, address and telephone number of agent for service)

Copies to:

Gary A. Agron, Esquire
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111
(303) 770-7254

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $.001 par value	559,028 Shares	$2.00	$1,118,056	$132(1)

(1)
Paid

        This registration statement registers the resale of 559,028 shares of common stock held by security holders of the Registrant. In addition to the number of shares set forth above, the amount to be registered includes any shares of common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

        The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933. The per share offering price was calculated based upon a price of $2.00 per share, which is the highest anticipated price that the shares are expected to trade upon listing on the over-the-counter Electronic Bulletin Board.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion                                                 Dated April 19, 2006

559,028 shares of common stock

DEJA FOODS, INC.

        This prospectus covers the resale of 559,028 shares of our common stock held by our selling stockholders whose names and share amounts are set forth under "Selling Stockholders and Plan of Distribution" in this prospectus. The shares will be offered by our selling stockholders at then prevailing market prices or privately negotiated prices. The offering will terminate on the earlier of the date all of the shares are sold or one year from the date hereof. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

        There is no market for our common stock and no assurance that a market will develop in the future. We intend to apply to list our common stock for quotation on the over-the-counter Electronic Bulletin Board following the effective date of this prospectus but can provide no assurance that our application will be approved.

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 3.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2006.

        You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

i

SUMMARY

        This summary highlights material information regarding our company and the offering contained in this prospectus. However, you should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. All references to shares of common stock in this Prospectus reflect a 3.550972 shares for one share forward stock split effective in November 2004.

Business

        Founded in 2003, we are a nationwide food distributor that offers food products in bulk quantities for sale to price sensitive, high volume purchasers such as prisons, mental health facilities and governmental agencies, which we refer to as the "institutional" part of our business. We also sell our food products in bulk directly and through distributors to deep discount food stores ranging from small independent retailers to chain discount stores, such as Dollar Tree, 99 Cents Stores and Big Lots. We refer to our sales to discount food stores as the "retail" part of our business.

        Often, we obtain the food products we sell to our institutional and retail customers from manufacturers who contact us regularly when they experience over production, cancelled orders or label changes. These manufacturers regard our distribution systems as an efficient way to liquidate their inventory without using their own sales networks. In overstock situations, these manufacturers are willing to deeply discount their prices to us because our distribution channels do not compete with their customary sales channels. We make these "opportunity" purchases from a number of multinational food manufacturers, including Con Agra, Del Monte, National Frozen Foods and Cool Brands.

        We also arrange for "continuity" purchases of food products on a regular and ongoing basis from specific manufacturers which we sell to our retail and institutional customers. Many of our food products, which we obtain regularly from domestic and overseas manufacturers, are manufactured for us under our own "Deja Foods™" label.

History

        We were organized as a Nevada corporation in August 2003 to conduct our food products business. In 2003 and 2004 we issued 3,550,972 shares of our common stock to David Fox, our founder and Chief Executive Officer, and Mr. Fox subsequently gifted 10,000 shares of his common stock to three individuals. Between December 2004 and March 2005, we sold 500,000 shares for $1.00 per share to a group of 20 accredited investors. In December 2005, we issued 333,333 shares in connection with our acquisition of M & L Wholesale Foods, LLC. Our corporate offices are located at 16501 Ventura Blvd., Suite 601, Encino, California 91436, and our telephone number is (818) 788-5337. Our website address is www.dejafoods.com. Information on the website is not a part of this Prospectus.

The Offering

Securities offered by our selling stockholders:	559,028 shares of common stock.
Securities outstanding prior to and after the offering:	4,433,333 shares of common stock.
Use of proceeds:	We will not receive any proceeds from the sale of the common stock.

Description of Selling Stockholders

        Through this prospectus, we are registering for resale 500,000 shares of our common stock which we sold for $1.00 per share to 20 accredited investors, two of whom are directors of our company. We are also registering 59,028 shares held by 16 individuals who were issued shares by us for cash or services valued at between $.01 and $1.00 per share and who are either our employees, business associates, friends or family members of David Fox, our founder and Chief Executive Officer. The names and share amounts of the selling stockholders are set forth under "Selling Stockholders and Plan of Distribution" in this prospectus. Upon completion of the registration, we will become a "reporting company" under SEC rules and may be eligible to list our common stock on the Electronic Bulletin Board, although there can be no such assurance.

 SUMMARY FINANCIAL DATA

        The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus. The financial information as of December 31, 2005, and for the years ended December 31, 2005 and December 31, 2004 is derived from the audited financial statements contained therein.

Statement of Operations Data

	Pro forma* Consolidated Year ended December 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004
	(unaudited)
Sales	$15,449,939	$11,214,938	$6,115,796
Income (loss) from operations	$(2,035,106)	$(2,019,073)	$87,953
Net income (loss)	$(2,451,382)	$(2,338,618)	$403,726
Net income (loss) per share of common stock	$(.56)	$(.57)	$(.11)

Balance Sheet Data

	December 31, 2005	December 31, 2004
Working capital	$(2,400,886)	$(192,771)
Total assets	$8,193,284	$3,863,570
Long term debt	$1,414,270	$23,124
Total liabilities	$9,896,189	$3,832,742
Stockholders' equity (deficit)	$(1,702,905)	$30,828

*
These pro forma amounts are presented on the basis as if our acquisition of M & L Wholesale Foods, LLC had taken place January 1, 2005. For additional information, please refer to pages F-44 through F-46.

RISK FACTORS

        The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

We Have Suffered Significant Losses Since Inception Which Has Impaired Our Working Capital and Limited Our Operations. Future Losses, if Any, Could Further Impair Our Working Capital and Require Us to Further Limit Our Operations.

        Since inception on August 7, 2003 through December 31, 2005, we suffered aggregate losses of $2,563,753. At December 31, 2005 our working capital was $(2,400,886), which has limited our operations. If we continue to suffer losses, we may be required to further limit or reduce our operations.

We Have No Written Agreements Regarding the Purchase of Food Products from Manufacturers or the Sale of Food Products to Customers and Therefore We Cannot Assure That We Will Be Able to Purchase or Sell Food Products.

        We have no agreements with any food product suppliers to provide us with food products. We also do not have any contracts with customers which require them to purchase food products from us. All food products we purchase or sell are confirmed solely by purchase order. Accordingly, we cannot assure that we will have the ability to purchase sufficient quantities of food products for resale, nor can we assure that we will be able to sell food products that we do purchase.

If We Are Unable to Raise Additional Funds, Our Future Growth May be Limited.

        In order to close opportunity purchases of bulk quantities of food products directly from food manufacturers, we must have funds readily available for these purchases. In order to grow our customer base and our revenue, we may be required to increase these bulk food purchases. However, if we are unable to obtain additional financing, we will be unable to increase our opportunity purchases which in turn will prevent us from expanding our customer base and our revenue.

There is No Current Market for Our Common Stock, Which May Make it Difficult for Investors to Sell Their Common Stock.

        There is no public market for our common stock and there can be no assurance that an active public market will develop in the future. We intend to apply to list our common stock for quotation on the over-the-counter Electronic Bulletin Board following the effective date of this prospectus, but there can be no assurance that we will obtain such listing or that a trading market will develop in our common stock, or, if developed, will be sustained. Accordingly, our stockholders may not be able to sell their shares should they desire to do so.

Our Majority Stockholder Controls All of Our Operations and Will Continue to Do So, Thereby Eliminating the Rights of Any Other Stockholder to Influence Our Operations.

        David Fox, our Chief Executive Officer, owns 79.9% of our common stock and is able to elect all of our directors and control our operations. Therefore, our other stockholders, including investors in the offering, will have no right or ability to influence our operations now or in the future.

There is a Reduced Probability of a Change of Control or Acquisition of Us Due to the Possible Issuance of Preferred Stock. This Reduced Probability Could Deprive Our Investors of the Opportunity to Otherwise Sell Our Stock in an Acquisition of Us by Others.

        Our Articles of Incorporation authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by stockholders. As a result of the existence of "blank check" preferred stock, potential acquirers of our company may find it more difficult to, or be discouraged from, attempting to effect an acquisition transaction with, or a change of control of, our company, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section above as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of our common stock being offered by the selling stockholders.

CAPITALIZATION TABLE

December 31, 2005
Debt:
Short-term notes payable	$4,843,411
Long-term debt	$1,414,270

Total Debt	$6,257,681

Stockholders Equity:
Common Stock, $.001 par value, 10,000,000 shares authorized, 4,433,000 shares outstanding	$4,433
Preferred Stock, $.001 par value, 5,000,000 shares authorized, no shares outstanding	$0
Additional paid in capital	$856,415
Retained earnings (deficit)	$(2,563,753)

Total Stockholders Equity (Deficit)	$(1,702,905)

Total Capitalization	$4,554,776

 SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus. The financial information as of December 31, 2005, and for the years ended December 31, 2005 and 2004 is derived from the audited financial statements contained therein.

Statement of Operations Data

	Pro forma* Consolidated Year ended December 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004
	(unaudited)
Sales	$15,449,939	$11,214,938	$6,115,796
Income (loss) from operations	$(2,035,106)	$(2,019,073)	$87,953
Net income (loss)	$(2,451,382)	$(2,338,618)	$403,726
Net income (loss) per share of common stock	$(.56)	$(.57)	$(.11)

Balance Sheet Data

	December 31, 2005	December 31, 2004
Working capital	$(2,400,886)	$(192,771)
Total assets	$8,193,284	$3,863,570
Long term debt	$1,414,270	$23,124
Total liabilities	$9,896,189	$3,832,742
Stockholders' equity (deficit)	$(1,702,905)	$30,828

*
These pro forma amounts are presented on the basis as if our acquisition of M & L Wholesale Foods, LLC had taken place January 1, 2005. For additional information, please refer to pages F-44 through F-46.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        We and our representatives may from time to time make written or oral forward-looking statements, including statements included in or incorporated by reference into this prospectus and other filings made with the Securities and Exchange Commission. These forward-looking statements are based on management's views and assumptions and involve risks, uncertainties and other important factors, some of which may be beyond our control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Prospectus. Readers should carefully review the risks described in this and other documents that we may file from time to time with the Securities and Exchange Commission. The forward-looking statements speak only as of the date that they are made and we undertake no obligation to update or revise any of the forward-looking statements.

OVERVIEW OF THE BUSINESS

        Organized as a Nevada Corporation in August, 2003 and as described in the Prospectus in more detail, we are a nationwide food distributor that offers food products in bulk quantities for sale to price sensitive, high volume purchasers such as prisons, mental health facilities and governmental agencies, which we refer to as the "institutional" part of our business. We also sell our food products in bulk directly and through distributors to deep discount food stores ranging from small independent retailers to chain discount stores, such as Dollar Tree, 99 Cents Stores and Big Lots. We refer to our sales to discount food stores as the "retail" part of our business.

        We also arrange for "continuity" purchases of food products on a regular and ongoing basis from specific manufacturers which we sell to our retail and institutional customers. Many of our food products, which we obtain regularly from domestic and overseas manufacturers, are manufactured for us under our own "Deja Foods™" label.

        Most of the food products that we distribute on a retail basis to our customers are opportunity purchases made by us from food manufacturers such as Con Agra, Del Monte, National Frozen Foods and Cool Brands, who either over produce certain food products, experience cancelled orders or are required to re-label the food products. Opportunity purchases account for approximately 75% of the food products we sell to our retail customers, and the remaining 25% are represented by continuity purchases.

        Whether we make opportunity purchases or arrange for continuity purchases of food products from overseas or from domestic manufacturers, we do not enter into contracts for these purchases. We create purchase orders, which we issue to each manufacturer for specific purchases, each outlining the specific goods at a specific price, quantity, and shipment method. We do not have any long term commitment to suppliers nor volume commitments to manufacturers. Further, customers make purchases from us on a purchase by purchase basis and we have no commitment to, or from, our customers with any price or volume guarantees. Thus, we have no assurance that we will have the product to sell, nor the customers that will purchase the product. However, we believe that this arrangement allows us to purchase and/or deliver products at the lowest cost or best price attainable.

        As of December 31, 2005 we rented warehouse space in Modesto, California; Garland, Texas; Savannah, Georgia and Denver, Pennsylvania and have utilized warehouses elsewhere from time to time. In each case, we have no long-term agreements with the warehouses. Rather, we pay monthly on a pallet or weight basis for all of our food product that is shipped into and out of the warehouse. We may also pay a warehouse handling fee for the food products. In addition to the warehouse distribution system, we drop-ship a significant volume of our products to our customers without using the warehouse system. Both methods factor into our gross margin percentage.

Results of Operations for the year ended December 31, 2005 compared to the year ended December 31, 2004

        From our inception in August 2003 through December 31, 2005 we experienced rapid growth in sales, marketing, development of a system of rented warehouse capacity and distribution channels situated strategically for geographic coverage, and we created a corporate infrastructure. We believed the need to build a corporate structure to ensure adequate personnel to perform the accounting, sales and marketing and distribution functions and to establish a warehouse capacity based upon our specific product inventory requirements was critical to our long term success. We also believed our pallet by pallet warehousing methodology would minimize storage costs and financial commitments as we only rent warehouse space at the time of the actual storage requirement. These corporate level efforts, while developing sales growth in our institutional and retail business, negatively impacted operating margins and cash flow and our overall results during 2004 and 2005.

Overall

        The report of our independent registered public accounting firm on our financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses and negative working capital. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations in a timely manner, to obtain additional financing as needed and become profitable. Our continued existence is dependent upon our ability to achieve our operating plan which includes: (1) Strategic move to place greater emphasis on returning to higher margin business. Specifically, utilizing capital resources to take advantage of close out opportunities rather than a concentration on the continuity business, (2) fully integrate the Deja Foods' foods service operations with the sales and distribution operations of M & L Wholesale Foods in the Northeastern part of the United States, thus improving efficiencies in sales, marketing and logistics, (3) continue to build customer base through improved distribution capabilities, (4) continue to lower cost of funds through reduction or elimination of borrowings from Deja Plus High Yield Income Fund and (5) issue additional equity or debt securities. If we cannot achieve our operating plan because of sales shortfalls or do not achieve higher profit margins, then we may find it necessary to dispose of assets, or undertake other actions as may be appropriate. Additionally, we have no firm commitments from any third party to provide equity or debt financing and we cannot assure you we will be successful in raising adequate working capital as needed. There are no assurances that we will have sufficient funds to execute our business plan, pay our obligations as they become due or generate positive operating results.

        Net sales increased significantly during our first full year in business as we expanded our operations. During 2003, sales were concentrated by purchase and sales of one-time close out and one-off types of transactions. The volume of transactions was also limited by availability of capital during 2003. Sales growth in 2004 was facilitated by adding rented warehouse space as part of our distribution system, development of a skilled sales force, broadening product lines to both continuity and private label customers, and increasing the availability of capital through the use of the Deja Plus High Yield Income Fund, LLC, which we refer to as the "Fund". The Fund is an affiliated limited liability company managed by David Fox, our Chief Executive Officer. During 2003, we performed a significant number of drop shipments, direct to the customer from the source, without trans-shipment through a warehouse. Our gross profit percentage was lower than anticipated in 2004 due to (1) the additional costs incurred expanding the warehouse system such as stocking additional warehouses in various parts of the country, (2) a decrease in drop shipments, and (3) the inherently lower margins we earn in the continuity business. During 2004, the continuity business in both the institutional and retail areas expanded as we believed our long term viability resided with this business. While we will continue to take advantage of close outs and the one-off transactions, the continuity part of our business and our Deja Foods label are critical to our long term growth. It should also be noted that the retail side of our business changed from 2003 to 2004. In 2003 and early 2004 we sold to many large deep discount stores such as Dollar Tree and Big Lots on a direct basis, but we did not have access to the smaller independent discount stores until mid 2004. We gained this access by entering into a marketing agreement with M & L Wholesale Foods, LLC to market and distribute goods exclusively to this type of customer particularly in the northeastern portion of the United States.

        During 2004, in accordance with a Marketing Agreement with M & L Wholesale Foods (M & L), we recorded sales commission expense which is included in SG & A in our statements of operations and which represents 3% of sales invoices payable to M & L. Further, M & L is entitled to 50% of the gross profits (subject to certain adjustments) generated from the Marketing Agreement. During 2004 we recorded commissions in cost of goods sold in our statements of operations. We recorded sales commission expense of $16,608 in SG & A and, commissions in Cost of Goods Sold in our statements of operations of $24,500 to reflect these amounts due to M & L. During 2005, we recorded sales commission expense in SG & A of $22,438 and commissions in cost of goods sold of $50,000.

        Net sales increased significantly during 2005 compared to 2004 as we dramatically expanded our operations throughout the United States. Net sales for the year ended December 31, 2004 were $6,115,796 compared to $11,214,938 for the year ended December 31, 2005. This 83.4% increase in net sales was predicated upon the base capacity (addition of skilled sales personnel as well as warehouse capability to support additional product lines) we put in place during 2004 and 2005. While we anticipated maintaining our gross profit percentage during 2005 compared to 2004, we were not able to do so as inventory related expenses were higher than projected due to our decision to build up inventory stock in selected locations throughout the country. The mix of continuity products with a lower profit margin versus our opportunity product lines that we sold also contributed to the lower gross profit margin. In addition our cost of goods sold was impacted by the higher cost of freight. The continuity product lines were an essential part of our business model during this phase of our growth. The attraction of these products with our customers has gained us a customer base in the higher margin opportunity products.

        The table below depicts sales and gross profit comparative data for the years ended December 31, 2005 and December 31, 2004:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net Sales	$11,214,938	$6,115,796
Cost of Sales	$10,339,956	$5,125,271

Gross Profit	$874,982	$990,525

Gross Profit %	7.8%	16.2%

Selling, General and Administrative Expenses

        Selling, General and Administrative Expenses (SG & A) increased significantly for the year ended 2005 compared to 2004. The increase can be attributed to two major factors: (1) the cost of building a long term employee base for sales and corporate office operations (including accounting personnel) in anticipation of continued growth of our company, related office expenses such as technology enhancements (management information driven finance and accounting system) and marketing efforts, and (2) the legal and professional fees related to registering our common stock listed within this prospectus. For the year ended December 31, 2005, we incurred costs of approximately $438,000 related to the registration process compared to approximately $20,000 for the year ended December 31, 2004. Fully 15% of our SG & A costs during 2005 were attributed to professional service costs related to the registration process described above. Since we are not raising any funds from this registration of our securities all offering costs are expensed as incurred. This prospectus is being filed to register for resale only the shares specifically listed on page     of this prospectus.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Selling Expense	$390,672	$138,104
General & Administrative Expense	$2,465,592	$745,821

Total	$2,856,264	$883,925

Selling, General & Administrative Expense as a % of Sales	25.5%	14.4%

Inventory

        Our inventory is considered finished goods. We do not maintain work in process or raw material inventory. In 2003 our business focus was on drop shipments of deep discount products and one time transactions. During 2004, while drop shipments continued, we expanded our warehouse operations to take advantage of our continuity and private label product lines. As a result, inventory as a percentage of sales increased to 38.2% for the year ended December 31, 2005 compared to 31.1% of sales for the year ended December 31, 2004. As depicted in the table below, the change in focus and operations impacted inventory ratios. As part of our management process, we have instituted inventory management software to provide information on available inventory at each of our warehouse sites. The change in shipping methodology from significant drop shipments to the use of warehouse distribution channels initiated in 2004 also contributed to the difference. The table below reflects this buildup in inventory particularly in the turnover ratio, and inventory as a percentage of sales.

        Inventory analysis on a comparative basis as of December 31, 2005 compared to 2004 reflects the shift in our operations during these periods. While initially our business focus was on drop shipments of deep discount products and one time transactions, in 2004 and subsequently during 2005 we expanded our warehouse operations to take advantage of our continuity and private label product lines. During the year ended December 31, 2005, we shifted inventory geographically within the United States to build long term customer relationships and introduce the Deja Foods brand. These efforts resulted in increased sales while also building inventory as indicated in the increase in the average age of the inventory for the year ended December 31, 2005 compared to the average age of inventory for the year ended December 31, 2004.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Inventory	$4,278,131	$1,899,785
Turnover Ratio	3.35	4.66
Average Age of Inventory	108 days	77 days
Inventory as a % of Sales	38.2%	31.1%

Income Tax Provision—Deferred Income Taxes

        Through December 14, 2004 we were taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, we were not subject to federal corporate income taxes on our taxable income. Instead, the stockholders included their respective share of our taxable income or loss in their individual income tax returns. We were subject to California S corporation income tax on state taxable income at the rate of 1.5%. Effective December 15, 2004 our Subchapter S election was terminated and thereafter we became subject to corporate income taxes.

        Thus, the deferred tax provision and resulting deferred tax liability is due to the fact that losses were incurred for federal tax reporting purposes during the period of time we were a Subchapter S corporation as we were a cash basis taxpayer. These timing differences will reverse in future years when the assets and liabilities, which gave rise to the losses reverse for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

        The availability of capital resources has been and continues to be a limiting factor to our growth. In order to finance our continued growth, we intend to continue to use our bank line of credit as well as debt financing provided by the Fund. We intend to seek to increase our bank line of credit as we grow, although there can be no assurance we will be able to accomplish this. We may also seek equity financing if we can do so on terms which we believe to be fair and reasonable.

        David Fox, our Chief Executive Officer, director and founder, founded and acts as the Manager of the Deja Plus High Yield Income Fund. The Fund was organized to provide financing to us, when needed, to purchase food products for resale to our institutional and retail customers. In April 2004 we entered into a Management Agreement with the Fund under which, in exchange for the Fund financing food product purchases, we agreed to pay a fee to the Fund equal to the greater of 12% per annum (fixed return) on all funds held by the Fund or 25% of the gross profit, (subject to certain adjustments) from the purchase and resale of food products with funds provided by the Fund (variable return). Such funding began in May 2004. The variable return calculation is made on a quarterly basis. At the end of each quarter, we calculate the gross profit subject to certain adjustments (such as the commission paid to M & L under the 2004 Marketing Agreement) from the purchase and sale of food products with funds provided by the Fund. If 25% of this amount exceeds the fixed return (12% per annum) paid by us to the Fund for that quarter, the difference is due the Fund, and the variable return applies for that quarter. If 25% of the gross profit, subject to certain adjustments is less than the fixed return paid by us to the Fund for the quarter, the fixed return applies for that quarter. The Fund pays its members a fixed return of 12% per annum and if the variable return applies for a quarter, the Fund distributes the variable return it receives from us to its members on a pro rata basis (percentage of investment compared to total investment in the Fund). According to the Management Agreement with the Fund, we are required to use the Fund for financing, provided the Fund has available funds for the purchase. This availability of the Fund as a funding source served as an effective means of meeting our capital needs at a time when other less expensive sources were not available to us. There is a potential that this payment structure may motivate the Fund to raise funds for us regardless of our needs and thus create conflicts of interest between us and the Fund with respect to this financing arrangement. However, we believe the impact of any such conflicts with this arrangement is mitigated because the determination of whether the variable return applies for a quarter is based on 25% of our gross profit for the quarter compared to the fixed return paid for the quarter. Therefore, as the fund raises more funds for us, we will pay a greater amount of fixed return to the Fund. The result is that our overall cost of funds from the Fund from funds raised including any funds in excess of our needs will either decrease if the variable return applies for a quarter or it will remain at 12% per annum if the fixed return applies. A cost of funds of 12% per annum is comparable to the rates we have historically paid financial institutions. Given our sales growth rate, excess funds from the Fund have not been generated as we have been able to utilize all funds available from the Fund. As of December 31, 2005 we owned approximately 16% of the Fund and income (loss) from unconsolidated subsidiary on the statements of operations represents income (loss) related to this investment. The fee we pay to the Fund is treated as interest expense to us.

        In April 2004 the Fund was established to generate additional capital which would be available to us. The fixed interest rate due the Fund is paid at the end of each month and the variable rate is calculated as described in the above paragraph (to determine if it applies to that quarter) and paid quarterly. Under the Management Agreement, we look first to the Fund for our funding before going to other sources and the Fund does not advance funds to any other entity or invest in or engage in any activities outside our company. We owed the Fund approximately $2,016,882 at December 31, 2005. There have been no repayments of the advances to the Fund. While the Fund agreement originally called for repayment within 10 days of receipt of funds from a customer on a specific transaction, it was mutually agreed that to preclude any conflicts of interest, reduce management complexities and provide investor transparency, there would be no repayment of advances. We do not believe this loan to be in default or in violation of any covenants under the current operating provisions of the Fund. The current Fund agreement is effective through March 31, 2009 unless sooner terminated by mutual consent.

        Prior to establishing the Fund, we factored our invoices as a means of replenishing cash on a continuous basis. The cost of factoring was a limitation on funding to purchase inventory and as we have indicated, interest and factoring fees negatively impacted our profitability. As a means of obtaining the necessary funding, the Fund was utilized to obtain the necessary funding. The table below summarizes the calculation of costs advances related to the fund for the periods indicated

	Year Ended December 31, 2005	Year Ended December 31, 2004
Fund Members' Equity, end of year	$2,064,668	$1,971,126
Less:
Fund Cash and Accrued Fees	$(3,468)	$(3,685)
Expenses incurred by Fund	$(44,318)	$(37,925)

Advances to Deja Foods, Inc., end of year	$2,016,882	$1,929,516

Weighted Average Fund Members' Equity	$2,604,054	$1,337,932

Weighted Average Outstanding Balance Advances to Deja Foods	$2,543,784	$1,309,689

	Year Ended December 31, 2005	Year Ended December 31, 2004
Gross interest expense paid by Deja Foods, Inc.	$664,859	$288,497
Less total return paid to Fund	$(327,944)	$(219,759)

Other interest expense	$336,915	$68,738

Fixed Return paid to Fund	$311,561	$102,122
Variable Return paid to Fund	$16,383	$117,637

Total Return paid to Fund	$327,944	$219,759

Cost of Funds Calculated on Weighted Average Deja Foods Loan Balance	12.89%	26.06%

Return on Weighted Average Fund Members' Equity	12.59%	25.51%

        The table below is provided for illustrative purposes only and is not intended to be indicative of future performance. Given the significance of the fixed and variable return paid to the Fund, this table is presented to show the impact different financing options would have on our cost of funds and on net income. Gross margin is not impacted by the payment of the fee but levels of gross margin do have an effect on our overall profitability as the variable return is tied to gross margin achieved for the quarter. The three financing options illustrate: (1) use of a bank line of credit if we had been able to obtain it rather than advances from the Fund, (2) consistent achievement of the 16.2% 2004 annual gross profit percentage for each quarter during the years ended December 31, 2005 and 2004 and (3) consistent achievement of the 7.8% 2005 gross margin percentage for each quarter during the years ended December 31, 2004 and 2005. To further clarify this illustration, the gross profit for pro forma Deja Plus cost of funds is also based upon the amounts used for actual calculations in our financial statements. The loan balances are based upon those that actually existed during the periods indicated with weighted average balances being used. The actual cost of funds in the table is a combination of all interest expense incurred by us during the periods presented and is also net of the income from unconsolidated subsidiary. Since we owned approximately 16% of the Fund at December 31, 2005, we do receive a distribution that mitigates the total cost of funds as indicated in the table below:

Financing Option	Year Ended December 31, 2005	Year Ended December 31,2004
Deja Plus High Yield Income Fund Advances replaced by loan from a bank at rate equal to current bank loan (12.25% per annum)
Pro Forma Cost of Funds
Deja Plus High Yield Income Fund	$0	$0
Bank Financing Obtained to Replace Deja Plus High Yield Income Fund—based on weighted average outstanding balance of advances from the Fund	$311,614	$103,295
Bank Financing and Other Interest—based on actual amounts since these balances would remain unchanged under this option balances vary during the years presented	$336,915	$68,738

Total Pro Forma cost of funds	$648,529	$172,033
Actual Cost of Funds	$(664,859)	$(288,497)

(Savings) excess of pro forma versus actual cost of funds	$(16,330)	$(116,464)

Year Ended December 31, 2004 Gross Profit Margin of 16.2% Achieved each quarter
Pro Forma Cost of Funds
Bank Financing Obtained to Replace Deja Plus High Yield Income Fund—based on weighted average outstanding balance of advances from the Fund	$436,014	$156,754
Bank Financing and Other Interest—based on actual amounts since these balances would remain unchanged under this option balances vary during the years presented	$336,915	$68,738

Total Pro Forma cost of Funds	$772,929	$225,492
Actual Cost of Funds	$(664,859)	$(288,497)

(Savings) excess of pro forma versus actual cost of funds	$108,070	$(63,005)

Year Ended December 31, 2005 Gross Profit Margin of 7.8% Achieved each quarter
Pro Forma Cost of Funds
Bank Financing Obtained to Replace Deja Plus High Yield Income Fund—based on weighted average outstanding balance of advances from the Fund	$311,560	$102,058
Bank Financing and Other Interest—based on actual amounts since these balances would remain unchanged under this option balances vary during the years presented	$336,915	$68,738

Total Pro Forma cost of Funds	$648,475	$170,796
Actual Cost of Funds	$(664,859)	$(288,497)

(Savings) excess of pro forma versus actual cost of funds	$(16,384)	$(117,701)

        While this fixed return and variable return cost has been expensive to us, as indicated in the table above, we believe for a new and rapidly developing entity, any source of capital from non-affiliated third parties such as venture capital investors or alternative lenders (accounts receivable factoring and asset based lenders with restrictive financial covenants) would be at least as costly. In fact, as mentioned above, the cost of funds for the factoring arrangement was greater than 24% per annum which is comparable to the cost of funds experienced thus far from the Fund.

        The illustrations below depict the calculation of the variable return under both the 16.2% and 7.8% gross margin scenarios and support our description above.

Illustration of Calculation of Variable Return under 16.2% Gross Profit Margin Scenario

2005 Annual Total
Actual Net Sales for the Year	11,214,938
Pro Forma Gross Profit Margin Percentage	16.2%

Pro Forma Gross Profit	1,816,820
Adjustments to Arrive at Gross Profit for Variable Return Purposes
Commissions payable to M & L under the Marketing Agreement	(42,765)
Loan Fee amortization—loan for specific product purchase	(30,000)

Gross Profit for Variable Return Purposes	1,744,055
25%

Deja Plus Allocable Share of Deja Foods Gross Profit	436,014
Fixed Return Paid for the Year	311,560

Variable Return for the Year	124,454

2004 Annual Total
Actual Net Sales for the Year(A)	4,149,860
Pro Forma Gross Profit Margin Percentage	16.2%

Pro Forma Gross Profit	672,277
Adjustments to Arrive at Gross Profit for Variable Return Purposes
Commissions payable to M & L under the Marketing Agreement	(45,260)

Gross Profit for Variable Return Purposes	627,017
25%

Deja Plus Allocable Share of Deja Foods Gross Profit	156,754
Fixed Return Paid for the Year	102,058

Variable Return for the Year	54,696

(A)
Sales reflect inception of Deja Plus on May 12, 2004 through December 31, 2004.

Illustration of Calculation of Variable Return under 7.8% Gross Profit Margin Scenario

2005 Annual Total
Actual Net Sales for the Year	11,214,938
Pro Forma Gross Profit Margin Percentage	7.8%

Pro Forma Gross Profit	874,765
Adjustments to Arrive at Gross Profit for Variable Return Purposes
Commissions payable to M & L under the Marketing Agreement	(42,765)
Loan Fee amortization—loan for specific product purchase	(30,000)

Gross Profit for Variable Return Purposes	802,000
25%

Deja Plus Allocable Share of Deja Foods Gross Profit	200,500
Fixed Return Paid for the Year	311,560

Variable Return for the Year	—

2004 Annual Total
Actual Net Sales for the Year(A)	4,149,860
Pro Forma Gross Profit Margin Percentage	7.8%

Pro Forma Gross Profit	323,689
Adjustments to Arrive at Gross Profit for Variable Return Purposes
Commissions payable to M & L under the Marketing Agreement	(45,260)

Gross Profit for Variable Return Purposes	278,429
25%

Deja Plus Allocable Share of Deja Foods Gross Profit	69,607
Fixed Return Paid for the Year	102,058

Variable Return for the Year	—

(A)
Sales reflect inception of Deja Plus on May 12, 2004 through December 31, 2004.

        As of December 31, 2005 we experienced an increase in accounts receivable of approximately $102,000 over accounts receivable as of December 31, 2004. Inventory increased by approximately $2,378,000 for the year ended December 31, 2005 over 2004. The 83.4% increase in sales growth resulted in a 323% increase in accounts payable and a lengthening of our days payable outstanding ratio, and an increase in our bank and financial institution financing to approximately $4,240,799 and and increase to $2,016,882 borrowed from the Fund as of December 31, 2005. Use of a bank line of credit (LOC) bearing interest at prime plus 5%, factoring fees, and the Fund constituted an overall cost of capital of 22.5% per annum. In May 2005, our bank loan of $800,000 was extended through November 30, 2005 and increased to $1 million. In November 2005, we obtained financing with Celtic Capital Corporation as discussed in detail below. Availability on the current LOC is based upon accounts receivable. Our long term plan for working capital at December 31, 2004 had two goals: (1) improving our operating margin to achieve profitability and increased cash flow, and (2) maintaining an ongoing line of credit relationship with a recognized financial institution at competitive interest rates and as needed obtain long term financing.

        We believed these plans were adequate to achieve a reduction in the cost of funds, and provide necessary liquidity and capital to support our goal of increasing sales by at least 50% in 2005 over 2004. As described later in this discussion, we have achieved our goal of increasing sales in 2005, and obtained a LOC on terms satisfactory to us.

        The cost and availability of capital resources continues to be a limiting factor to our growth. In order to finance this continuing growth, we have aggressively pursued a strategy designed to ensure adequate capital resources for the long term. This strategy is a continuation of our objectives enumerated at the end of 2004. The strategic and tactical objectives that we are pursuing include the following: (1) obtaining adequate working capital as we believe our business model is working but funding growth during our early stages is critical to the success of this model, (2) significantly reducing short term debt, (3) eliminating any potential conflicts of interest with the Fund, (4) increasing our bank line of credit and borrowing base that reflects our accounts receivable and inventory level requirements, and (5) completing acquisitions that profitably support our growth objectives. We may also seek a means of equity financing if we can do so on terms which we believe to be fair, reasonable and help us achieve our stated goals. We have no agreements or understandings regarding any acquisitions. There can be no assurance we will be able to accomplish any of our objectives.

        To ensure the long term availability of capital resources we have accomplished the following during the year ended December 31, 2005:

        (1)   Continued the judicious use of the Fund to provide funds for the purchase of inventory if the Fund has sufficient cash available. If the Fund does not have sufficient cash, we can elect to purchase the food products with our own funds or those of third parties. At December 31, 2005, we owned approximately 16% of the Fund and had an outstanding balance of approximately $2,016,000. As described below we intend to replace this short term financing vehicle with a long term financing source.

        (2)   In May 2005, the Line of Credit with First Community Financial Corporation ("FCFC") was increased to $1,000,000 and extended through November 30, 2005 to allow us adequate time to negotiate with FCFC and other financial institution lenders for longer term working capital financing. The lenders whom we worked with included Wells Fargo Century, Wells Fargo Business Bank, Greystone Metro Financial LP, Neptune Capital Asset Holdings, and Celtic Capital Corporation. In September, FCFC notified us that we were in default in accordance with certain provision of our agreement with them and that we needed to secure financing from other sources effective November 30, 2005. While the loan was in default, FCFC was able to institute certain additional collateral procedures and charge a default interest rate, which was 4% per annum in excess of the standard interest rate. As discussed below, we successfully terminated this financing arrangement in November 2005 by obtaining financing from Celtic Capital Corporation.

        (3)   In September 2005 we obtained a short term bridge loan for $750,000 from Neptune Company Asset Holdings to provide working capital coverage during the period FCFC would be terminating our loan agreement and a new source of funds could be established. The loan funded in September 2005 and is due March 31, 2006 with interest at 12% per annum. Our president personally guaranteed this loan. We were notified by letter dated April 3, 2006 that we would be in default of our loan agreement with Neptune Company Asset Holdings if we failed to repay principal and interest by April 10, 2006. We were unable to repay the loan by April 10, 2006. However, we intend to repay the loan as described below.

        (4)   In November 2005, we established a two year Line of Credit with Celtic Capital Corporation for an amount up to $1,000,000 based upon an advance rate of 80% of eligible accounts receivable not to exceed $900,000 and an inventory advance of 30% of eligible inventory not to exceed $100,000. The interest rate is prime plus 2.5% per annum with a minimum rate of 9.25%. In addition, oversight and administrative fees may increase the cost of capital in our estimate by an additional 2.5% per annum. Our president has personally guaranteed this Line of Credit.

        (5)   In November 2005 through January 2006, in an effort to improve our working capital, we sold $1,153,500 face amount of convertible subordinated debentures and intended to offer up to a total of $5,000,000 of debentures. We sold the debentures in units, each Unit consisting of a $10,000 Debenture and 5,000 warrants. The warrants are exercisable to purchase our common stock based upon a purchase price of $1.50 per share at any time up until November 30, 2007. The debentures, issued in $10,000 denominations, are convertible into our common stock based upon a purchase price of $1.00 per share at any time up until November 30, 2007. The debentures pay interest until conversion or maturity on November 30, 2007 at the rate of 10% per annum, payable monthly. The debentures are unsecured and are subordinated to all of our secured debt, including our lines of credit. We believed, that had we sold the maximum $5,000,000 offering, this debenture financing would have provided us adequate working capital, enabled us to finance our M & L Wholesale Foods acquisition, repay the bridge loan due March 31, 2006 and fully or partially replace the Deja Plus High Yield Income Fund debt with debt that would have had a lower cost of funds to us. The debenture financing was to be a source of longer term financing to allow us to move from our short term lenders. However, as indicated above we were unable to raise the necessary level of capital.

        (6)   Recognizing we were unable to raise an adequate level of working capital, we continued our endeavors to obtain a long term revolving credit facility to meet our sales growth objectives and reduce short term debt including the Neptune loan. We also recognized that we had to take active internal steps to reduce our negative working capital situation. During the first quarter of 2006 we reduced our warehousing operations in Texas and Georgia in order eliminate operating and overhead expenses, focused our M & L subsidiary operations on higher margin business, initiated longer payment terms with our vendors, and extended our note with M & T Bank for an additional 90 days. Finally, on March 28, 2006 we signed a commitment letter with the Laurus Master Fund for a three year revolving credit facility with an interest rate of prime plus 3% subject to a floor of 10%. We will have an availability of up to $5,000,000 based upon accounts receivable at an advance rate of 90% of eligible accounts and an advance rate of 60% of eligible inventory capped at $2,500,000. We have received loan committee approval, the lender has received a favorable review from the field audit and loan documents have been drafted. The credit facility is expected to close by April 21, 2006. Should the Laurus loan close as expected, we will utilize these funds as indicated above including repaying Neptune Company Asset Holdings, M & T Bank and Celtic Capital Corporation. We also expect to have an additional $400,000 to $500,000 available from this loan which we will use to reduce the liabilities to the vendors who have granted us extended payment terms and for working capital reserves.

        Taken in perspective, this series of financial transactions has been and is designed to support our long term growth objectives, reduce short term debt, and reduce our overall cost of capital.

Working Capital

        Net working capital is an important measure of our ability to finance our operations. While our net working capital at December 31, 2004 and December 31, 2005 was negative; we believe that when other factors are considered, including our investment in and the use of the Fund, our asset based line of credit, and our accounts receivable turnover, we had a minimum level of capital available to meet our needs during 2004 and as of the end of 2005 we were unable to support our growth with an adequate level of working capital. Based on the steps outlined above we believe this should provide us an appropriate level of working capital. We also will be utilizing our inventory management software to monitor inventory requirements and accounts payable levels. The information provided below for the years ended December 31, 2005 and 2004 has been derived from the audited financial statements appearing elsewhere in the prospectus.

        As indicated above, our net working capital at December 31, 2005 and December 31, 2004 was negative; there are contributing factors to this measure that we are addressing as part of our strategy to reduce our short term debt. An inadequate borrowing base that did not allow adequate credit for inventory hampered our ability to maintain a lower level of accounts payable. In addition, the reduction or elimination of the Fund for long-term obligations will also mitigate negative net working capital.

        The table below compares net working capital for the periods indicated:

	December 31, 2005	December 31, 2004
Current Assets
Cash and Cash Equivalents	$109,718	$713
Accounts Receivable	$1,353,101	$1,250,961
Inventories	$4,278,131	$1,899,785
Receivables—Other	$189,726	$160,386
Prepaid Expenses and Other	$150,357	$79,478

Total	$6,081,033	$3,391,323

Current Liabilities
Accounts Payable and Bank Overdraft	$3,638,508	$859,538
Notes Payable—Banks	$2,806,515	$741,089
Loans Payable—Affiliate	$2,016,882	$1,929,516
Deferred Tax Liability	$0	$34,008
Current Portion—LTD	$20,014	$19,943

Total	$8,481,919	$3,584,094

Net Working Capital	$(2,400,886)	$(192,771)

        The table below provides information concerning our accounts receivable collection period and accounts payable payment period. Specifically, we are experiencing a lengthening of the payment period. The table below also indicates that our accounts receivable collection period has begun to stabilize. Each of the calculations reflects periods within the average terms of purchase orders/standard credit agreements. The increase in accounts payable, accrued expenses, and bank overdrafts for the year ended December 31, 2005 compared to the year ended December 31, 2004 is approximately $2,778,970. Given the stability of the collection period for 2005 compared to 2004, the significant growth in sales, and the lack of availability of working capital during a period of sales growth, the number of days payables outstanding for the year ended December 31, 2005 compared to the year ended December 31, 2004, has increased by 87%. Accounts receivable and number of days sales for the year ended December 31, 2005 compared to the year ended December 31, 2004 are indicative of the change in our business model and delivery of goods to our customers (drop shipment versus use of rented warehouses) and the timeframe in which our customers make payment. As indicated in the table below we took longer to make payments to our vendors.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net sales	$11,214,938	$6,115,796
Accounts receivable	$1,353,101	$1,250,961
% of sales	12.1%	20.5%
Days sales in accounts receivable	43.0	44.2
Accounts payable, accrued expenses, and bank overdraft	$3,638,508	$859,538
Days payables outstanding	78.3	41.8

        The table below summarizes cash flows for the periods indicated. While net cash was provided by financing activities to meet the needs of operations, we believe that we have adequate capital resources in place or planned through the use of The Laurus Fund to be in place for the next twelve months to support our projected growth in sales and operations.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net Cash Used By Operations	$(1,170,954)	$(2,714,903)
Net Cash Used By Investing Activities	$(755,304)	$(189,769)
Net Cash Provided By Financing Activities	$2,035,263	$2,832,908

Commitments and Long Term Liabilities

        The table below indicates the impact of long term liabilities as well as future minimum lease payments on our capital requirements for the next five years. We believe we have resources to meet these future commitments. The table represents obligations and commitments as of December 31, 2005 on a calendar year basis.

Year Ended December 31,	2006	2007	2008	2009	2010	2011
Long Term Debt	$20,014	$1,414,270	$0	$0	$0	$0
Leases—Facilities	$198,303	$185,647	$189,507	$187,347	$182,514	$15,210
Leases—Vehicles	$39,310	$35,713	$24,288	$22,068	$3,678	$0
Leases—Office Equipment	$16,915	$16,340	$6,720	$0	$0	$0

Total	$274,542	$1,651,970	$220,515	$209,415	$186,192	$15,210

CRITICIAL ACCOUNTING POLICIES

        Our consolidated financial statements and notes to our consolidated financial statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. In general, our estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. We believe the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

        We believe that our accounting policies and estimates include the accounting for allowance for doubtful accounts and accounting for returns and allowances associated with our products. We had not recorded an allowance for doubtful accounts as of December 31, 2004 as we had not experienced any significant write-offs of accounts receivable. In consideration of an analysis of our accounts receivable at December 31, 2005 we recorded an allowance of $76,000 for the year. The status of accounts receivable is continuously monitored and if an adjustment to the allowance is necessary, we will provide for it in the consolidated financial statements.

        We recognize revenues on the sale of our products and related costs of products sold where persuasive evidence of an arrangement exists, delivery has occurred, the sellers' price is fixed or determined and collectibility is reasonably assured. This generally occurs when the customer receives and accepts the product or at the time title passes to the customer. For 2005 and 2004, our sales return experience has not warranted that we record a provision for estimated product returns. Actual product returns will be reviewed on an ongoing basis to determine if an estimate for product returns is necessary to ensure that the liability associated with product returns is adequate.

        Our stockholders had elected to be taxed under Subchapter S of the Internal Revenue Code; accordingly, the stockholders were responsible for taxes on corporate income. We revoked our Subchapter S in December 2004. Upon revocation of our S election we recorded deferred income taxes for the timing differences between recognition of income and expenses for financial reporting purposes and income tax reporting. The tax rates used in the calculations are based on when the timing differences are expected to reverse and our projected income in future years.

        We use the liability method to account for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the financial statements. Under applicable accounting rules, we are considered to be unlikely to recognize sufficient operating income to realize the benefit of these assets over time until we have had a reasonable history of net profits, which in some circumstances has been interpreted as requiring at least two consecutive years of net profits. Accordingly, we have recorded a deferred tax valuation allowance in 2005 to offset the entire net deferred tax asset arising from our tax loss carry forward. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized, based upon criteria that include a recent history of demonstrated profits. We will continue to review this valuation allowance and make adjustments as appropriate. Income tax expense consists of the tax payable or refundable for the current period and the change during the period in net deferred tax assets and liabilities.

        We review and evaluate long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques such as estimated future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. We recorded no impairment losses during the years ended December 31, 2005 and 2004.

        We have adopted the fair value method of accounting pursuant to SFAS No. 123, Accounting for Stock Based Compensation, for all issuances of stock options to non-employees of the Company. We will continue using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for all stock options issued to employees until January 1, 2006 at which time we will be required to follow the provisions of SFAS No. 123R. Under APB No. 25, compensation cost is recognized to the extent that the exercise price is less than the market price for the underlying stock on the date of grant. No compensation cost was recognized for the years ended December 31, 2005 and 2004, relative to the granting of stock options to the Company's employees.

RECENTLY ISSUED ACCOUNTING STANDARDS

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, Consolidation of Variable Interest Entities which was subsequently amended in December 2003 and Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements was issued. In general a variable entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Special provisions apply to enterprises that have fully or partially applied Interpretation 46 ("Interpretation") prior to issuance of this Interpretation. Otherwise, application of this Interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by small business issuers, to entities other than special-purpose entities and by nonpublic entities and all other types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this Interpretation. The adoption of the interpretation did not have any impact on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It requires that an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on our financial position or results of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that "…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges…". This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of this Statement is not expected to have any effect on our financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 153, Exchange of Non monetary Assets, which amended APB opinion No. 29, Accounting for Non monetary Transactions. This Statement amends Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal period beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of this Statement is not expected to have any effect on our financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based upon the fair value of the equity or liability instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance—based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities that file as small business issuers will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The provisions of this Statement shall be applied prospectively. The adoption of this Statement is not expected to have a material effect on our financial position or results of operations.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We are required to adopt the provisions of SFAS No. 154, as applicable, beginning in fiscal 2006 which is not expected to have any effect on our financial position or results of operations.

 BUSINESS

Current Operations

        We sell food products in bulk quantities to price sensitive institutional purchasers such as prisons, mental health facilities, food banks and governmental agencies. We also sell bulk quantities of food products, directly and through distributors, to our retail customers including deep discount food stores ranging from small independent retailers to chain discount stores, such as Dollar Tree, 99 Cents Stores and Big Lots.

        We often obtain the food products we sell to our institutional and retail customers from manufacturers who contact us regularly when they experience over production, cancelled orders or label changes. These manufacturers regard our distribution systems as an efficient way to liquidate their inventory without using their own sales networks. In overstock situations, these manufacturers are willing to deeply discount their prices to us because our distribution channels do not compete with their customary sales channels. We make these opportunity purchases from a number of multinational food manufacturers, including Con Agra, Del Monte, National Frozen Foods and Cool Brands. We have no agreements with any manufacturer. Rather, we are contacted by manufacturers by telephone or email to determine if we are interested in a particular purchase from them, and confirm such purchases by purchase order.

        With respect to both our retail and institutional food business, we often arrange for continuity purchases of food products on a regular and ongoing basis from specific manufacturers. Many of our food products, which we primarily import from overseas manufacturers, are manufactured for us under our own "Deja Foods™" label. Regarding products which we arrange to have regularly available to our customers, these are primarily imported canned food products which are generic in nature. These products are purchased from overseas manufacturers, also called "packers". The packers buy and can various crop production and then obtain order level estimates from customers such as our company. Until we confirm orders with purchase orders there is no commitment on our part to purchase these items or on the part of the packer to sell them. It is only an order at the time the packer receives a purchase order from a specific customer that a label is placed on the appropriate package. If the packer's supply of product were to become unavailable to us, we believe, and have found in certain instances, we could find alternative suppliers for the product. The price from the alternative supplier may be higher or lower than that of the original supplier. In addition to selling these food products to our customers, we also sell our imported food products directly to U.S. food distributors through an office we maintain in New York City. We have no agreements with customers for such purchases and merely confirm each purchase or sale of any food products by purchase order.

        We aggressively seek to make opportunity food purchases from manufacturers that are available as a result of over production, cancelled orders or label changes as this is where we experience our highest profit margins while offering our customers the deepest discount. We also arrange for the continuity purchase of food products, often under our own "Deja Foods™" brand name, on a regular basis from specific manufacturers. The types of food products we purchase include:

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  Canned fruits and vegetables
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  Snacks and candy
  •
  Frozen foods
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  Deli meats and cooked poultry
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  Frozen desserts
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  Beverages
  •
  Dairy products
  •
  Ice cream
  •
  Appetizers
  •
  Concentrates

        We distribute our institutional food products primarily to large feeders that are generally motivated by price and are flexible on the brands and products they purchase. Food manufacturers have typically not sought these customers because these customers tend to shop each time they procure goods in order to realize the best possible value. Therefore, when we sell products that we purchased from the manufacturer as a result of over production, we can reasonably assure the manufacturer that while it is discounting the goods to us, the sale will not create conflicts within the manufacturer's normal chain of distribution, because we will not resell to the manufacturer's customers.

        Our top five institutional customers for the year ended December 31, 2005 were Performance Food Group—Temple, Dallas Sheriff's Department, Cook County Jail, Polk County Sheriff's Department, and the Soledad Correctional Training Facility. Taken together, these top five customers constitute approximately 12.7% of our net sales. Our top five retail customers excluding distributors, for the year ended December 31, 2005 were Deals Nothing Over a Dollar, Dollar Tree Stores, Inc, Dolgencorp, Inc, Sharp Shopper Warehouse, and Grocery Outlet Stores. These customers amounted to approximately 7.8% of our net sales.

        Our corporate offices are located in Encino, California, and, as of December 31, 2005, we warehouse our products using rented warehouse centers in Modesto, California, Garland, Texas and Savannah, Georgia. Our food manufacturers ship food product directly to these warehouse centers where the products are inspected and delivered primarily to our institutional customers within the warehouse center's service area. We also use these warehouses to purchase and inventory food products in the proper "mix" so that our inventory is sufficiently broad to service our customers' needs. The benefits of having these rented warehouse facilities within our institutional customers' service areas are significant and include:

  •
  our ability to inspect and quality control the food products prior to delivery;

  •
  our ability to prepare orders for customers using a variety of merchandise, thereby allowing the customer to order based on their storage limitations while obtaining volume discounts; and,

  •
  our ability to provide for timely deliveries due to our close proximity to the customer.

        We have no long term agreements with the warehouses in which we rent storage space. Rather, we pay monthly on a pallet or weight basis for all of our food product that is shipped into and out of the warehouse. We believe we will have no difficulty in renting warehouse space in the future as there are adequate supplies of warehouse space in all of our present and anticipated markets.

        We also have a rented food warehouse in Denver, Pennsylvania, which we originally operated under a marketing agreement with M & L Wholesale Foods, LLC., a regional food distributor specializing in frozen foods. M & L's customers include discount grocery stores, food cooperatives, church camps, restaurants and prisons. Under the marketing agreement, we stored food products in a rented third-party warehouse at our expense and M & L offered our products and their products for sale to M & L's customer base. M & L then delivered our products, as well as their own, in M & L's trucks to customers located in New York, New Jersey, Pennsylvania, Maryland, Virginia and Delaware. This arrangement allowed us to target M & L's customers for product sales that did not compete with M & L's products and allowed M & L to offer an expanded product line, which was warehoused and financed by us.

        On December 13, 2005, effective on August 31, 2005 we acquired all of the outstanding equity interests of M & L for a purchase price of $1,000,000, consisting of $333,334 in cash, $333,333 by delivery of a promissory note to M & L's sole member, Myron D. Stoltzfus, Sr., and the remaining $333,333 by delivery of 333,333 shares of our common stock. We also agreed to pay the amount of M & L's net equity as of August 31, 2005, which was $362,869, $237,879 of which was represented by a promissory note and the balance of which has been paid by us in cash. Mr. Stoltzfus has been appointed a director of our company.

        Most of the food products that we distribute on a retail basis to our customers are opportunity purchases made by us from food manufacturers such as Con Agra, Del Monte, National Frozen Foods and Cool Brands, who either over produce certain food products, experience cancelled orders or are required to re-label the food products. Opportunity purchases account for approximately 75% of the food products we sell to our retail customers, and the remaining 25% are represented by continuity purchases. Continuity purchases involve the regular and ongoing manufacture of food products specifically for us, generally from foreign food manufacturers. Continuity products often carry our Deja Foods™ food label and are sold to our retail food customers such as Dollar Tree, 99 Cents Stores and Big Lots. We have no agreements for the purchase of food products from any manufacturer or supplier.

        Most of the food products that we distribute to our institutional customers, primarily prisons and food banks, are continuity purchases for which we can provide regular food deliveries to the customer. The remaining sales are generated from opportunity purchases. We sell directly to institutional food customers and we also sell to them through distributors or food service management companies such as Compass Group, Aramark and Geo Group, who distribute directly to primarily jails and prisons nationally. We also sell to internally-managed jails and prisons throughout the U.S. We have no agreements for the sale of food products to any customer.

        We believe that the sources of opportunity food purchases are more than adequate to meet our needs. However, the nature of the food liquidation business requires companies like ours to have the financial resources to purchase large quantities of food products on very short notice and often to inventory the products for a period of time before sale. While the profit margins on these food products are significantly higher than traditional food product sales, access to funding is necessary to purchase and warehouse the products. Accordingly, our future growth may be limited by our ability to promptly finance opportunity and continuity food purchases.

Strategy

        Our goal is to become a leading national supplier of low-priced food products to retail and institutional customers. We seek to realize our goal through increasing the volume and variety of our food products by expanding our opportunity product purchases and increasing the food production from our continuity food manufacturers, who are primarily located in Southeast Asia. We also intend to add additional warehouse centers around the country to reduce the freight costs of our food products. Freight costs are a large part of our cost to purchase food products and can be substantially reduced by paying bulk freight charges into our own warehouse centers before delivering smaller food quantities directly to our customers using our own trucks or third-party transportation.

        We may also seek to purchase, from time to time, smaller food distributors in markets we do not serve in order to expand the geographical coverage of our distribution and to take advantage of the customer base these small distributors have developed. As our geographical distribution expands, representation in these new markets will also allow us to reduce our inventory levels of overstocked goods by increasing our customer base. We have not entered into any agreements to acquire any such food distributors, other than the agreement we entered into to acquire M & L, and we cannot assure that we will enter into any such agreements in the future.

        We also intend to increase the variety of our food products by purchasing and selling "center of the plate" food items such as meat and poultry. We intend to use both opportunity and continuity purchases to add these new food products.

Competition

        The discount food distribution business to both retail and institutional customers is highly competitive and includes a number of competitors who have greater resources, market presence and name recognition than we do. These competitors in our market area include institutional competitors such as Good Source, Shaver Foods and Somerset Farms. Retail competitors include Bazaar, Glen Distributors, Betty, Inc. and Bargain Wholesale, a division of 99 Cents Stores.

        Competitive factors in the industry include access to funding necessary to make large quantity food purchases, price, reliability of on-time delivery and food quality. While we do not have the financial resources of many of our competitors, which limit our purchases and therefore our sales volumes, we believe our low prices, prompt delivery and high food quality will continue to allow us to compete effectively.

Marketing

        In general, we have relied on word-of-mouth, customer satisfaction and the reputation of our Chief Executive Officer, who has been involved in the food liquidation industry for over 12 years, to attract both new customers and new vendors. In addition, we regularly attend, as well as exhibit at, national and international trade shows that bring together institutional and retail food purchasers and food product suppliers. Our Chief Executive Officer and our sales manager contact prospective and existing customers and vendors on a regular basis. We also maintain regular contact with our customers and vendors through broadcast facsimiles, telephone calls and trade shows.

Regulation

        We are not subject to any material regulations concerning the importing of food products, although the type and variety of imported food products are subject to government regulation resulting from the federal government's power to restrict imports due to public health issues or the importing of tariffs or other restrictions on food imports from various countries from time to time. There are no other material governmental regulations which affect our business.

Employees

        We currently have 32 full-time employees, 15 of whom are employed by M & L Wholesale Foods, including our five executive officers. Our performance and continued development are substantially dependent on the ongoing services of our executive officers and on our ability to hire, retain and motivate other key employees. In May 2005 we entered into a two year employment agreement with Rick Saperstein, our CFO. In August 2005 we entered into a three year employment agreement beginning September 2005 with Myron Stoltzfus, our senior vice president. We do not have any other employment agreements and we do not have "key person" life insurance policies on the lives of any of our executive officers or employees.

Facilities

        Until March 2006, we leased 2,233 square feet of office space for our corporate headquarters at 16501 Ventura Blvd., Suite 608, Encino, California under a lease which was to expire in August 2009 at a monthly rental ranging from $4,689 in 2004 to $5,275 in 2009.

        In November 2005, we entered into a lease for 4,007 square feet in suite 601 at our corporate headquarters to replace our suite 608 space. Since the space became ready in March 2006, our monthly rent will now range from $9,318 to $10,488, and we will no longer be responsible for the suite 608 lease. The lease expires January 2011. We also lease 2,646 square feet of additional space in Suite 511 at the same address through June 2009 at a monthly rental ranging from $5,500 to $6,000. We sublease 2,117 square feet of the space to Kosmont & Associates, a company controlled by Larry J. Kosmont, a director, through June 2009 but cancellable at our option on six months notice for a rental ranging from $4,500 to $4,900 per month.

        As of December 31, 2005, we also have primary warehouse operation centers in Modesto, California; Garland, Texas; Savannah, Georgia and Denver, Pennsylvania and use warehouses elsewhere from time to time. In each case, we have no long-term agreements with the warehouses. Rather, we pay monthly on a pallet or weight basis for all of our food product that is shipped into and out of the warehouse. Pallet fees generally range from $4.00 to $8.00 per pallet which covers storage, handling and certain types of losses. We also maintain insurance to cover additional types of losses. Additional warehouse space is available to us throughout the U.S. if needed by us. We have no other material costs associated with rental of warehouse space and believe that there is a significant amount of additional warehouse space available to us if needed.

        We currently sub-lease 1,200 square feet in New York City which we use to sell our imported food products to U.S. distributors. The term is five years, but the sub-lease may be terminated at any time by the tenant from whom we sub-lease the space upon 90 days notice. The monthly rent is $4,722.

        We lease our M & L Wholesale Foods office space in Denver, PA from a company owned by the father of Myron Stoltzfus, an officer/director. The rent is $2,500 per month. The term of the lease is one year, automatically renewing for one year from year to year unless either we or the lessor gives notice.

MANAGEMENT

Directors and Executive Officers

        Our officers and directors along with their ages and present positions with us are set forth below.

Name	Age	Position	Officer/Director Since
David Fox	38	Chief Executive Officer and Director	2003
Jon Fox	32	Chief Operating Officer	2006
Scott Matis	51	Senior Vice President	2004
Rick Saperstein	46	Chief Financial Officer	2005
Myron D. Stoltzfus, Sr.	38	Senior Vice President and Director	2005
Craig B. Cooper	38	Director	2004
Larry J. Kosmont	54	Director	2004
William M. Foltz, Jr.	44	Director	2005
Gary Cohen	41	Director	2005

        Our directors serve in such capacity until the next annual meeting of our stockholders and until their successors have been elected and qualified. Our officers serve at the discretion of our Board of Directors, until their death, or until they resign or have been removed from office. We have an Audit Committee and Compensation Committee composed of Messrs. Cooper and Kosmont, both of whom are independent directors. Mr. Fox chairs the Audit Committee, and Mr. Kosmont chairs the Compensation Committee.

        David Fox was a partner in LA Foods, a small, privately-held Los Angeles-based food liquidator from 1995 to 2003. At LA Foods, Mr. Fox was engaged in all aspects of the business including marketing, purchasing, sales import, finance, e-commerce and corporate matters. He left the firm in 2003, when its sales were approximately $20 million annually, to found our company.

        Jon Fox worked in real estate consulting for Sotheby's international in New York and Los Angeles from 1999 to 2003. Mr. Fox joined us upon our inception in August 2003 and played a critical role in building the operations he now oversees. A New York City native, Jon attended Sarah Lawrence College and New School for Social Research.

        Scott Matis was a merchandise manager for Dollar Tree Stores specializing in Hispanic and frozen food lines from 2001 until he joined us in 2004. From 1991 to 2001, he was retail department manager for LA Foods. He earned a Bachelor's Degree in Psychology from the University of California at Santa Barbara.

        Rick Saperstein, CPA, practiced public accounting for over 20 years until he joined us in May 2005. Mr. Saperstein was a CPA for Weiss Accountancy Corporation from November 2004 until May 2005. From January 2004 to October 2004 he was a CPA with Gayton & Co. LLC. From April 1991 to December 2003 he was a CPA for Anson, Garret & Co. Mr. Saperstein has been a CPA to clients in the wholesale food distribution business for over 10 years. He earned a Bachelor of Science degree from California State University, Northridge.

        Craig B. Cooper is Vice President and General Counsel of privately-owned Roll International Corporation, Teleflora LLC, Paramount Farming Company LLC, Paramount Farms, Inc., Paramount Citrus Association, Pom Wonderful LLC, Fiji Water Company LLC, Suterra LLC and other affiliates. Mr. Cooper commenced his employment with Roll in 2002. From 1999 to 2002, Mr. Cooper was an attorney at the national law firm Loeb & Loeb LLP. He was a partner from July 2001 until he joined Roll in 2002.

        Larry J. Kosmont, CRE, has been involved in real estate, finance and investment since 1975. He founded Kosmont Companies, a full service real estate investment, development and advisory services firm, in 1986 and has been its Chief Executive Officer since that time. He served in the public sector from 1973 to 1986, and was the City Manager for the City of Bell Gardens and was the Director of Community Development for the City of Burbank. Mr. Kosmont is a former owner and Board member of Growers Transplanting, the largest agricultural transplanting company in California. He is a former Commissioner of the Metropolitan Water District Board (representing Los Angeles) and presently serves as a State Commissioner on the California Economic Development Commission.

        William M. Foltz, Jr. formed Sports Business Ventures LLC in February 2006 and serves as its Managing Principal. Prior to founding Sports Business Ventures LLC, Mr. Foltz was with Roll International Corporation from 2004-2006 in the capacity of Senior Vice President and Chief Financial Officer. He was responsible for monitoring and analyzing financial performance data from each Roll subsidiary, addressing strategic issues that affected financial performance, managing Roll's treasury needs and conducting long-term financial planning. He also carried responsibility for human resources, tax planning, and risk management for Roll's portfolio companies.

        From 1999 to 2003, Mr. Foltz was Chief Financial Officer for Platinum Equity, a private investment firm. In such capacity, he helped manage the growth of Platinum from 16 portfolio companies generating revenues of approximately $500 million to 24 companies with revenues exceeding $4 billion when he left in 2003. During his five years with the firm, Platinum's corporate operations grew from 30 people to 200 as the firm built a complex operational model focused on pro active management of turn around opportunities of under performing companies.

        Before joining Platinum, Mr. Foltz served as Vice President of Finance and Administration—CFO for the Los Angeles Dodgers Baseball Club from July 1990 to December 1998 where he oversaw most operational aspects of the ball club. Prior to his work with the Dodgers, he acquired significant real estate experience when he served R. W. Selby & Co. as Vice President of Finance. Selby, a real-estate developer and syndicator in Los Angeles, developed and owned more then 30 multi family housing projects in its portfolio. Mr. Foltz also spent five years with Ernst & Young (formerly Arthur Young) in the Audit and Entrepreneurial Services Group when he left as a manager in 1988.

        Mr. Foltz earned his bachelor's degree in accounting and finance from the University of Southern California in 1984, and is a Certified Public Accountant.

        Myron D. Stoltzfus, Sr. has been the President and Chief Executive Officer of M & L Wholesale Foods, LLC since he founded M & L in 1993. We acquired M & L in December 2005 and Mr. Stoltzfus has joined us as our Senior Vice President. He is also Chief Executive Officer of Lancaster International Trading Company, a privately held food producer specializing in food production in developing countries.

        Gary Cohen has been the Director of Institutional Sales at MDB Capital since January 2005. From 2000 to December 2004 he was the Manager of Equity Sales and Trading at Bank of America Securities. From 1994 to 2000 he was a Senior Vice President of JP Morgan managing its West Coast institutional equity business.

Executive Compensation

        Other than Mr. D. Fox, we did not pay compensation to any executive officer or director during the year ended December 31, 2004 in excess of $100,000. During the year ended December 31, 2005, Messrs. D. Fox and Mattis were paid compensation in excess of $100,000. No executive officer currently receives compensation in excess of $100,000 per year, except Messrs. D. Fox, Matis, Saperstein and Stoltzfus who receive $275,000, $200,000, $125,000 and $120,000, respectively. We have granted Messrs. Matis, Saperstein, J. Fox, Cooper and Kosmont options to purchase 70,000 shares, 120,000 shares, 100,000 shares, 25,000 shares and 25,000 shares, respectively, at $1.00 per share under our 2005 Stock Option Plan.

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)
David Fox Chief Executive Officer	2005 2004	275,000 106,000	-0- -0-	-0- -0-
Jon Fox Chief Operating Officer	2005 2004	76,000 49,050	5,000 5,500	-0- -0-
Scott Matis Senior Vice President	2005 2004	189,500 51,700	25,520 -0-	-0- -0-
Rick Saperstein Chief Financial Officer	2005 2004	83,333 -0-	5,000 -0-	-0- -0-
Myron Stoltzfus Senior Vice President	2005 2004	40,000 -0-	-0- -0-	-0- -0-

2005 Stock Option Plan

        In 2004 our stockholders adopted our 2005 Stock Option Plan ("the Plan"), which provides for the grant to employees, officers, directors and consultants of options to purchase up to an aggregate of 250,000 shares of common stock, consisting of both "incentive stock options" within the meaning of Section 422A of the United States Internal Revenue Code of 1986 (the "Code") and "non-qualified" options. Incentive stock options are issuable only to employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees. In January 2006 the Plan was amended to increase the total number of shares which may be granted to 350,000. The Plan was amended again in February and March 2006 to increase the number of shares which may be granted to 500,000 and 1,000,000, respectively.

        The Plan is administered by our board of directors, which determines those individuals who are to receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option, and the option price.

        The per share exercise price of the common stock subject to an incentive stock option or nonqualified option may not be less than the fair market value of the common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option will be established by the board of directors. The aggregate fair market value, determined as of the date the option is granted, of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, more than 10% of the total combined voting power of all classes of our stock is eligible to receive any incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation. No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. In the event of termination of employment other than by death or disability, the optionee has three months after such termination during which he or she can exercise the option. Upon termination of employment of an optionee by reason of death or permanent total disability, his or her option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. No similar limitation applies to non-qualified options.

        Options under the Plan must be granted within ten years from the effective date of the Plan. The incentive stock options granted under the Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to 10% or greater stockholders are limited to five year terms. All options granted under the Plan will provide for the payment of the exercise price in cash or by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than his original shares.

        Any unexercised options that expire or that terminate upon an optionee ceasing to be an officer, director or an employee becomes available once again for issuance.

Liability and Indemnification of Officers and Directors

        Under our Articles of Incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with:

  •
  a breach of a director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law;

  •
  a transaction from which a director received an improper benefit; or

  •
  an act or omission for which the liability of a director is expressly provided under Nevada law.

        Our Articles of Incorporation and Bylaws require us to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in our Bylaws will be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the SEC, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS
AND BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

        The following table sets forth the current common stock ownership of (1) each person known by us to be the beneficial owner of five percent or more of our common stock, (2) each officer and director individually and (3) all of our officers and directors as a group. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial and includes all convertible securities exercisable within 60 days from the date of this prospectus. The address of our executive officers is in care of us at 16501 Ventura Blvd., Suite 601, Encino, California 91436. The addresses of all others are set forth below.

Name and Address	Number of Shares	Percent of Class
David Fox	3,540,972	79.9%
Jon Fox	10,833	*
Scott Matis	6,000	*
Rick Saperstein	15,000	*
Myron D. Stoltzfus, Jr.	333,333	7.5%
Craig B. Cooper 1028 23rd Street Santa Monica, CA 90403	27,500	*
Larry J. Kosmont 16501 Ventura Blvd. Suite 511 Encino, CA 91436	776,000	15.3%
William M. Foltz, Jr 1875 Century Park East Suite 1400 Los Angeles, CA 90067	25,000	*
Gary Cohen 5355 Encino Avenue Encino, CA 91316	25,000	*
All officers and directors as a group (nine persons)	4,759,638	92.2%

*
Less than 1%

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

        We have outstanding and are registering by this prospectus an aggregate of 559,028 shares of common stock held by 35 selling stockholders. The following table sets forth the names of the selling stockholders and the number of shares of our common stock held by each selling stockholder. The selling stockholders listed below are offering for sale all shares listed following their names. None of the selling stockholders is required to sell any of their shares at any time.

        The shares may be offered from time to time by the selling stockholders. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

        None of our selling stockholders are officers, directors or 5% or greater stockholders except Messrs. Kosmont and Cooper, who are directors, Mr. Fox, who is our chief operating officer, Mr. Matis, who is our Senior Vice President and Mr. Bennet who is an 11% stockholder. All five individuals are only selling a portion of the shares they own. None of our selling stockholders are broker-dealers or affiliates of broker-dealers. Ava, Joshua, Eden and Robert Fox are immediate family members of David Fox.

Name of Stockholder	Number of Shares Owned	Percentage of Outstanding Shares	Number of Shares Offered for Sale	Percentage of Outstanding Shares Owned Following the Offering
Betty Bennett	85,000	1.9%	10,000	-0-
Linda Nguyen-Bennett	21,174	*	21,174	-0-
Matthew Bennett	541,048	11.0%	61,048	-0-
Justin Borses	2,500	*	2,500	-0-
Compensation
Investment
Club LLC, Kenneth Matis, Manager	12,500	*	12,500	-0-
Barry Cooper	100,000	2.2%	25,000	-0-
Craig B. Cooper	27,500	*	2,500	-0-
Patty Diaz	4,333	*	1,000	-0-
Rita Fernandez	6,000	*	1,000	-0-
Ava Fox	10,000	*	10,000	-0-
Eden Fox	10,000	*	10,000	-0-
Jon Fox	10,833	*	2,500	-0-
Joshua Fox	10,000	*	10,000	-0-
Robbie Fox Productions, Robbie Fox, President	5,000	*	5,000	-0-
Tiffany Galvez	2,667	*	1,000	-0-
Louis Garcia	6,000	*	1,000	-0-
Hali Gillin	80,000	1.8%	5,000	-0-
Neil Gitnick	40,700	*	40,700	-0-
Michelle Gonzalez and David Machado	42,903	*	42,903	-0-
Annaka Gorton and Sam Harris	2,500	*	2,500	-0-
Scott and Laura Kalb	10,000	*	10,000	-0-
Larry J. Kosmont	776,000	15.3%	152,500	-0-
Gregory Margolis	2,500	*	2,500	-0-
Scott Matis	6,000	*	1,000	-0-
Stanley and Lelah Mitchell, Trustees of the Revocable Living Trust of Stanley and Lelah Mitchell	34,028	*	4,028	-0-
Melvin Monsher	20,000	*	20,000	-0-
Gregory Perlman	85,175	1.9%	10,175	-0-
Gregory Rifkind	85,000	1.9%	10,000	-0-
Steven Rottman	15,000	*	15,000	-0-
Geofrey Rouss	36,750	*	1,500	-0-
Neal Rubin	10,000	*	10,000	-0-
Craig Stevens	10,000	*	10,000	-0-
Jill and Britt Terrell, Trustees of the Terrell Family Trust	47,500	1.1%	10,000	-0-
Tri M and ME, LLC, Moe Abourched, Manager	25,000	*	25,000	-0-
Gregory Wiviott, Trustee of the Gregory Joel Wiviott Trust	10,000	*	10,000	-0-

TOTAL:			559,028 Shares

*
Less than 1%

Information Regarding the Selling Stockholders

        The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest may offer for resale will be sold, if the shares are listed for trading on the Electronic Bulletin Board, at then prevailing market prices or privately negotiated prices in one or more of the following transactions: There can be no assurance our listing application will be approved by the Electronic Bulletin Board.

  •
  Block transactions;

  •
  Transactions on the Bulletin Board or on such other market on which our common stock may from time to time be trading;

  •
  Privately negotiated transactions;

  •
  Through the writing of options on the shares;

  •
  Short sales; or

  •
  Any combination of these transactions.

        The sale price to the public in these transactions may be:

  •
  The market price prevailing at the time of sale;

  •
  A price related to the prevailing market price;

  •
  Negotiated prices; or

  •
  Such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may only sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders may also sell these shares of our common stock directly to market makers and/or broker-dealers acting as agents for their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock may do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of

1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of securities is prohibited from bidding for, purchasing or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

        We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

        David Fox, our Chief Executive Officer, director and founder, founded and acts as the Manager of Deja Plus High Yield Income Fund, a Delaware limited liability company. The Fund was organized to provide financing to us, when needed, to purchase food products for resale to our institutional and retail customers. In April 2004 we entered into a management agreement with the Fund under which, in exchange for the Fund financing food product purchases, we agreed to pay the Fund the greater of 12% per annum on all funds held by the Fund or 25% of the gross profit we receive annually from the purchase and resale of food products using funds provided by the Fund. We currently own approximately 16% of the Fund. We owned approximately 16% of the Fund at December 31, 2005.

        In 2003 we entered into a verbal revolving credit agreement with Mr. Fox pursuant to which he would advance us funds for product purposes and we would pay interest on the advances of 10% per annum. We received loans from Mr. Fox in 2003 and in 2004. In the latter part of 2004, we repaid all such advances and subsequently loaned funds to Mr. Fox, also at 10% interest per annum. At December 31, 2005 Mr. Fox was indebted to us for such advances to him in the amount of $167,669. The loan is due on December 31, 2006.

        We lease office space from a company owned by the father of Myron Stoltzfus, an officer/director on a one year lease which automatically renews for one year from year to year unless either we or the lessee gives notice. The rent is $2,500 per month.

        We are indebted to Mr. Stoltzfus for approximately $526,000 under notes in connection with the acquisition of M & L Wholesale Foods. The notes bear interest at 6% and 9% per annum and mature before March 2007.

        Companies controlled by Larry Kosmont, a director, are holders of $380,000 of 10% subordinated convertible debentures we have issued. These companies have also received 218,500 warrants to purchase our common stock for $1.50 per share through November 30, 2007. The debentures are convertible into our common stock at $1 per share through November 30, 2007.

        We sublease 2,117 square feet of office space to Kosmont & Associates, a company controlled by Larry J. Kosmont, a director, on a lease which expires in June 2009 but is cancellable at our election upon six months notice, for a monthly rental ranging from $4,500 to $4,900.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue 10,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

        Currently, there are 4,433,333 shares of common stock outstanding held by 37 stockholders comprised of the 35 selling stockholders and Mr. Fox and Mr. Stoltzfus. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

        Our common stock does not currently trade on any over-the-counter market or exchange. If and when the common stock is cleared for trading on the Electronic Bulletin Board, it will be subject to rules that regulate broker-dealer practices in connection with transactions in "penny stocks." The Securities and Exchange Commission has adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery by the broker-dealer, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. In addition, the broker-dealer, subject to certain exceptions, must make an individualized written suitability determination for the purchase of a penny stock and receive the purchaser's written consent prior to the transaction. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. These requirements may severely limit the market liquidity of our common stock and the ability of our stockholders to sell their shares should a market develop.

Preferred Stock

        We are authorized to issue 5,000,000 shares of preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. There are no shares of Preferred Stock outstanding.

Dividends

        We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

        Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

        We have 4,433,333 shares of common stock outstanding, comprised of 559,028 shares which are being registered hereby and will be freely tradable shares upon the effective date of this prospectus, and 3,540,972 shares which are owned by David Fox, our Chief Executive Officer, and 333,333 owned by Mr. Stoltzfus which are restricted shares but are eligible for sale under Rule 144.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three month period, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of our common stock; or

  •
  The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

        Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

        Our financial statements included in this prospectus as of December 31, 2005 and the years ended December 31, 2005 and 2004 have been included in reliance on the reports of Mayer Hoffman McCann P.C., independent registered public accounting firm, given on the authority of this firm as experts in accounting and auditing in issuing such reports.

        The financial statements for M & L Wholesale Foods, LLC included in this prospectus as of December 31, 2004 and the years ended December 31, 2004 and 2003 have been included in reliance on the reports of Mayer Hoffman McCann P.C., independent registered public accounting firm, given on the authority of this firm as experts in accounting and auditing in issuing such reports.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Deja Foods, Inc. and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. Following the effective date of the prospectus, we will be required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements, and we intend to provide our annual reports, including audited financial statements and proxy statements, to our stockholders. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

DEJA FOODS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Deja Foods, Inc.

        We have audited the accompanying consolidated balance sheet of Deja Foods, Inc. as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deja Foods, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a net loss of $2,338,618 and $403,726 during the years ended December 31, 2005 and 2004, respectively. The Company also had negative working capital of $2,400,886 as of December 31, 2005. As discussed in Note 1 to the consolidated financial statements, the Company's significant operating losses and negative working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.

Denver, Colorado
April 5, 2006

DEJA FOODS, INC.

CONSOLIDATED BALANCE SHEET

ASSETS

December 31, 2005
Current Assets
Cash and cash equivalents	$109,718
Accounts receivable, less allowance for bad debts of $76,000	1,353,101
Inventories	4,278,131
Receivable from stockholder	167,669
Receivable from employees	22,057
Prepaid expenses and other	150,357

Total Current Assets	6,081,033

Property and Equipment, at cost
Furniture and fixtures	38,080
Office equipment	127,684
Vehicles	267,180
Tenant improvements	7,177

440,121
Less accumulated depreciation	(55,367)

Net Property and Equipment	384,754

Other Assets
Fictitious name, net of accumulated amortization	634,675
Goodwill	669,097
Customer list, net of accumulated amortization	65,083
Deposits and other	37,582
Investment in affiliated company	321,060

Total Other Assets	1,727,497

Total Assets	$8,193,284

The accompanying notes are an integral part of these consolidated financial statements.

DEJA FOODS, INC.

CONSOLIDATED BALANCE SHEET (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

December 31, 2005
Current Liabilities
Accounts payable and accrued expenses	$3,638,508
Notes payable	2,806,515
Loan payable—affiliated company	2,016,882
Current portion of long-term debt	20,014

Total Current Liabilities	8,481,919

Long-Term Debt, net of current portion above	1,434,284
Less current portion above	(20,014)

Total Long-Term Debt	1,414,270

Commitments and Contingencies
Stockholders' Equity (Deficit)
Preferred stock: $.001 par value, 5,000,000 shares authorized, none issued or outstanding	—
Common stock: $.001 par value, 10,000,000 shares authorized, 4,433,333 shares issued and outstanding	4,433
Additional paid in capital	856,415
Retained earnings (deficit)	(2,563,753)

Total Stockholders' Equity (Deficit)	(1,702,905)

Total Liabilities and Stockholders' Equity (Deficit)	$8,193,284

The accompanying notes are an integral part of these consolidated financial statements.

DEJA FOODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004
Sales	$11,214,938	$6,115,796
Cost of sales	10,339,956	5,125,271

Gross Profit	874,982	990,525

Operating Expenses
Depreciation and amortization	37,791	18,647
Selling, general and administrative expenses	2,856,264	883,925

Total Operating Expenses	2,894,055	902,572

Income (Loss) From Operations	(2,019,073)	87,953

Other Income (Expense)
Income from unconsolidated subsidiary	31,803	54,539
Interest income	13,490	1,811
Other income	40,489	—
Interest and factoring fees expense	(664,859)	(288,497)

Total Other Income (Expense)	(579,077)	(232,147)

Loss Before Provision for Income Taxes	(2,598,150)	(144,194)
Provision (Benefit) For Income Taxes	(259,532)	259,532

Net Loss	$(2,338,618)	$(403,726)

Net Loss Per Basic and Diluted Share of Common Stock
Weighted Average Number of Common Shares Outstanding	4,087,933	3,559,674

Net Loss Per Share of Common Stock	$(.57)	$(.11)

The accompanying notes are an integral part of these consolidated financial statements.

DEJA FOODS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
			Additional Paid In Capital	Retained Earnings (Deficit)
	Shares	Amount
Balance at December 31, 2003	3,550,972	$3,551	$(2,551)	$178,591
Issuance of common stock for cash	166,250	166	142,296	—
Issuance of common stock for services	25,000	25	24,975	—
Issuance of common stock in exchange for repayment of debt of affiliated company	87,500	88	87,413	—
Net loss	—	—	—	(403,726)

Balance at December 31, 2004	3,829,722	3,830	252,133	(225,135)
Issuance of common stock for cash	258,778	258	258,520	—
Issuance of common stock in exchange for repayment of debt of affiliated company	11,500	12	11,488	—
Stock based compensation expense	—	—	1,274	—
Issuance of common stock in connection with acquisition of subsidiary	333,333	333	333,000	—
Net loss	—	—	—	(2,338,618)

Balance at December 31, 2005	4,433,333	$4,433	$856,415	$(2,563,753)

The accompanying notes are an integral part of these consolidated financial statements.

DEJA FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004
Cash Flows from Operating Activities
Net loss	$(2,338,618)	$(403,726)
Adjustments to reconcile net loss to net cash used by operating activities:
Provision for bad debts	52,797	—
Depreciation and amortization	150,928	27,035
(Income) from unconsolidated subsidiary	(31,803)	(54,539)
Issuance of common stock for services	—	25,000
Stock compensation expense	1,274	—
Deferred taxes	(259,532)	259,532
Changes in operating assets and liabilities, net of effects from acquired company:
Accounts receivable	266,436	(998,741)
Inventories	(1,370,389)	(1,929,773)
Prepaid expenses and other	30,724	(83,116)
Accounts payable and accrued expenses	2,327,229	443,425

Net cash used by operating activities	(1,170,954)	(2,714,903)

Cash Flows from Investing Activities
Increase in receivable from stockholder	(28,695)	(138,974)
Increase in receivable from employees	(645)	(20,470)
Payment for acquisition	(458,334)	—
Payment of direct costs of M & L acquisition	(220,119)	—
Capital expenditures	(56,310)	(80,684)
Increase in deposits	(31,679)	(4,180)
Distributions from unconsolidated subsidiary	40,478	54,539

Net cash used by investing activities	(755,304)	(189,769)

Cash Flows from Financing Activities
Bank overdraft	(111,456)	50,322
Debt issuance costs	(198,723)	—
Net proceeds from note payable—bank	929,914	741,089
Net proceeds from loan payable—affiliated company	1,157,366	2,017,016
Decrease in loan from stockholders	—	(101,879)
Principal payments on long-term debt	(20,616)	(16,103)
Proceeds from issuance of debenture	20,000	—
Issuance of common stock	258,778	142,463

Net cash provided by financing activities	2,035,263	2,832,908

Net Increase (Decrease) in Cash and Cash Equivalents	109,005	(71,764)
Cash and Cash Equivalents, Beginning of year	713	72,477

Cash and Cash Equivalents, End of year	$109,718	$713

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest and factoring fees	$715,442	$190,258

The accompanying notes are an integral part of these consolidated financial statements.

 DEJA FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2005	2004
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Investment in affiliated company in exchange for inventory	$—	$329,735
Issuance of notes payable in connection with purchase of automobiles	—	42,232
Issuance of common stock for repayment of loan payable—affiliated company	11,500	87,500
Retirement of loan payable—affiliated company through issuance of convertible debentures	1,058,500	—
Supplemental cash flow information regarding the Company's acquisition of M & L Wholesale Foods, LLC is as follows:
Fair value of assets acquired	$2,823,709	$—
Less liabilities assumed	(1,460,830)	—

Net assets acquired	1,362,879	—
Less debt issued	(571,212)	—
Less common stock issued	(333,333)	—

Cash paid during the year towards the acquisition	$458,334	$—

The accompanying notes are an integral part of these consolidated financial statements.

DEJA FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1.    Organization and Summary of Significant Accounting Policies

  Organization

        Deja Foods, Inc. (the "Company") was incorporated in Nevada on August 7, 2003 primarily to distribute food products to retailers, food banks, distributors, and government institutions on a wholesale level. The Company grants credit to its customers in the aforementioned areas of the food industry. These customers are located across several regions of the United States of America. The Company performs periodic credit evaluations of its customers and requires no collateral.

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and become profitable. The Company's continued existence is dependent upon its ability to achieve its operating plan.

        Management's plan includes the following:

  1.
  Strategic move to place greater emphasis on returning to higher margin business. Specifically, utilizing capital resources to take advantage of close out opportunities rather than a concentration on the continuity business.

  2.
  Fully integrate the Deja Foods' foods service operations with the sales and distribution operations of M & L Wholesale Foods in the Northeastern part of the United States, thus improving efficiencies in sales, marketing and logistics.

  3.
  Continue to build customer base through improved distribution capabilities.

  4.
  Continue to lower financing costs through reduction or elimination of borrowings from Deja Plus High Yield Income Fund.

  5.
  Issue additional equity or debt securities.

  Principles of Consolidation

        The consolidated financial statements include the accounts of Deja Foods, Inc., and its wholly owned subsidiary M & L Wholesale Foods, LLC. All intercompany transactions and balances have been eliminated in consolidation.

  Estimates

        The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

  Accounts Receivable

        The Company grants credit to all qualified customers. Accounts receivable are carried at cost less an allowance for losses, if an allowance is deemed necessary. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its accounts receivable and determines the requirement for an allowance for losses, based upon history of past write-offs, collections and current credit conditions. A receivable is written off when it is determined that all reasonable collection efforts have been exhausted.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined on the first in, first out basis. Inventory at December 31, 2005 is comprised entirely of products held for sale. Reserves for excess and obsolete or spoiled inventory are based on past historical experience which is applied to current inventory levels to determine estimated future losses.

  Property and Equipment

        Depreciation of the primary asset classifications is calculated based on the following estimated useful lives using the straight-line method.

Classification	Useful Life in Years
Furniture and fixtures	7
Office equipment	5
Vehicles	5-10
Tenant improvements	4

        Depreciation expense was $35,550 and $18,647 for the years ended December 31, 2005 and 2004, respectively.

  Identifiable intangible assets

        Only intangible assets purchased are capitalized. The Company does not capitalize internally generated intangible assets or goodwill. Intangible assets other than goodwill are amortized using the straight-line method over their estimated period of benefit, of three years (customer list) and 20 years (fictitious name). The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists. All of the Company's intangible assets other than goodwill are subject to amortization. At least annually, the Company tests its identified intangible assets for impairment. In addition, the Company also tests such intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of identified intangible assets may not be recoverable. No impairment losses were recognized during the years ended December 31, 2005 and 2004.

  Goodwill arising from business combinations

        Under Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", goodwill is not amortized, but is instead tested for impairment at least annually. At least annually, the Company tests its goodwill for impairment. In addition, the Company also tests its goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. No impairment losses were recognized during the years ended December 31, 2005 and 2004.

  Long-Lived Assets

        The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques such as estimated future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. No impairment losses were recorded during the years ended December 31, 2005 and 2004.

  Debt Issuance Costs

        Debt issuance costs are amortized to interest expense over the term of the related loan using the straight-line method, which approximates the effective interest method.

  Investment

        The Company's investment of amounts less than 20% of the equities of a limited liability company is accounted for under the equity method as the Company exercises significant influence over the operating and financial activities of the limited liability company. Accordingly, this investment is carried at cost, adjusted for the Company's proportionate share of the limited liability company's earnings or losses and distributions received.

  Revenue Recognition

        The Company recognizes revenue from sales of products, and related costs of products sold, where persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable and collectibility is reasonably assured. This generally occurs when the customer receives and accepts the product or at the time title passes to the customer. Sales incentives and returns are estimated and recognized at the date of shipment based upon historical activity which is applied to current sales levels and current agreements with customers. The Company evaluates these estimates on a regular basis and revises them as necessary.

  Income taxes

        The Company's stockholders had elected to be taxed under Subchapter S of the Internal Revenue Code; accordingly, the stockholders were responsible for taxes on corporate income. The Company's S election was revoked in December 2004.

        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  Advertising

        The Company advertises primarily through print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expense was $16,541 and $6,519 for the years ended December 31, 2005 and 2004, respectively.

  Stock Based Compensation

        The Company has adopted the fair value method of accounting pursuant to SFAS No. 123, Accounting for Stock Based Compensation, for all issuances of stock options to non-employees of the Company. Through December 31, 2005, the Company continued using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for all stock options issued to employees. On January 1, 2006, the Company will be required to follow the provisions of SFAS No. 123R, "Share-Based Payment". Under APB No. 25, compensation cost is recognized to the extent that the exercise price is less than the market price for the underlying stock on the date of grant. No compensation cost was recognized for the years ended December 31, 2005 and 2004 relative to the granting of stock options to the Company's employees. There were no stock option grants during the year ended December 31, 2004.

        If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its stock-based compensation plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income (loss) and income (loss) per share would be increased to the following pro forma amounts:

	Year Ended December 31,
	2005	2004
Net loss	$(2,338,618)	$(403,726)
Stock based compensation expense, net of tax	767	—
Less stock based compensation expense determined under fair value based methods for all awards, net of tax	(8,087)	—

Pro Forma Net Loss	$(2,345,938)	$(403,726)

Net loss per basic and diluted share of common stock
As reported	$(.57)	$(.11)
Pro forma	$(.57)	$(.11)

        The fair value for these options were estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2005:

December 31, 2005
Risk-free interest rate	3.82%
Expected life	5 years
Expected volatility	.5%
Expected dividend yield	0%

        Volatility was calculated using the minimum method.

  Comprehensive Income

        Comprehensive income consists of net income (loss) and other gains and losses affecting stockholders' equity that, under U.S. generally accepted accounting principles are excluded from net income (loss). Such items consist primarily of unrealized gains and losses on marketable equity securities and foreign translation gains and losses. The Company has not had any such items in 2005 or 2004 and, consequently, net income (loss) and comprehensive income (loss) are the same.

  Shipping and Handling Costs

        The Company includes shipping and handling costs in cost of sales.

  Net Income (Loss) Per Share of Common Stock

        Basic earnings (loss) per common share is calculated by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed on the basis of the weighted average number of common shares outstanding plus the dilutive effect, if any, of outstanding stock options, warrants and other dilutive securities using the "treasury stock" method. Outstanding options, warrants and convertible securities to purchase 1,953,750 shares of common stock for the year ended December 31, 2005, are not included in the computation of diluted loss per share as the effect of the assumed exercise of these options, warrants and other dilutive securities would be antidilutive.

        The basic and diluted earnings per share are the same for the years ended December 31, 2005 and 2004 since the Company had no dilutive securities for either period.

        Transactions occurring subsequent to December 31, 2005 that had a material effect on the number of common shares or potential common shares outstanding are as follows:

Number of Shares
Stock options granted under the 2005 Stock Option Plan through January 2006	405,000
Additional convertible debentures issued through January 2006	75,000
Additional common stock purchase warrants issued through January 2006	57,500

Total	537,500

  Reclassifications

        The accompanying consolidated financial statements for 2004 contain certain reclassifications to conform with the presentation used in 2005.

  Recently Issued Accounting Standards

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, Consolidation of Variable Interest Entities which was subsequently amended in December 2003 (FIN 46R) and Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements was issued. In general a variable entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Special provisions apply to enterprises that have fully or partially applied Interpretation 46 ("Interpretation") prior to issuance of this Interpretation. Otherwise, application of this Interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by small business issuers, to entities other than special-purpose entities and by nonpublic entities and all other types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this Interpretation. The adoption of the interpretation did not have any impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It requires that an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company's financial position or results of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that "…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges…". This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of this Statement is not expected to have any effect on the Company's financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, which amended APB opinion No. 29, Accounting for Nonmonetary Transactions. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of this Statement is not expected to have any effect on the Company's financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission (the "SEC") postponed the effective date of SFAS 123R until the issuers first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2006.

        Under SFAS 123R, pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. The Company must determine the appropriate fair value model to be used for valuing share-based payments to employees, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and retrospective adoption options. Additionally, SFAS 123R clarifies the timing for recognizing compensation expense for awards subject to acceleration of vesting on retirement and also specifies the treatment of excess tax benefits associated with stock compensation.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R will have a material impact on the Company's consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro-forma disclosures under SFAS No. 123.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections which replaces APB Opinions No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition, but does not expect it will have any impact.

        In June 2005, the Emerging Issues Task Force issued EITF 05-2, "The Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19" (EITF 05-2). EITF 05-2 retained the definition of a conventional convertible debt instrument as set forth in EITF 00-19, and which is used in determining certain exemptions to the accounting treatments prescribed under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". EITF 05-2 is effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005. The Company adopted the provisions of EITF 05-2 on July 1, 2005, which did not have a material effect on its financial statements.

2.    Acquisition

        On December 13, 2005 the Company consummated an agreement to acquire all of the outstanding equity interests of M & L Wholesale Foods, LLC ("M & L"). The agreement was originally entered into on August 23, 2005 and was amended and executed by all parties on December 13, 2005. In accordance with the amended agreement, the acquisition of the equity interests of M & L by the Company is effective as of August 31, 2005. For accounting purposes, the results of operations of M & L have been included in the consolidated financial statements of the Company since December 13, 2005.

        M & L is a regional food distributor specializing in frozen foods. M & L's customers are located in the Northeastern United States. The primary reasons for the acquisition were to expand the Company's distribution in the Northeastern United States, to increase the sales to M & L's existing customers by offering them a wider array of products and to reduce costs through economies of scale.

        The aggregate purchase price was $1,362,879 and consisted of the following:

Cash	$458,334
333,333 shares of newly issued Deja Foods common stock	333,333
Promissory note (A)	333,333
Promissory note (B)	237,879

Total	$1,362,879

  (A)
  Interest only at 6% per annum is payable monthly through February 28, 2007 at which time the principal balance becomes due and payable.

  (B)
  Principal of $10,000 is payable semi-monthly. Interest of 9% per annum is payable monthly.

        As partial payment towards the purchase price, the Company issued 333,333 shares of its common stock to the former owner of M & L. This represents approximately 7.5% of the aggregate outstanding shares of the Company after the issuance of those shares. The value of the common shares issued was determined based on the price of shares recently sold by the Company to other unrelated parties. The Company also incurred approximately $220,119 of direct costs for professional fees in connection with the acquisition.

        The purchase price of the acquisition was allocated to tangible and intangible identifiable assets acquired and liabilities assumed based on an independent third party valuation. The excess of the aggregate purchase price over the identifiable net assets acquired was recognized as goodwill in the amount of $669,097.

        The following table summarizes the allocation of the acquisition cost to the assets acquired and liabilities assumed based on their fair values:

Current assets	$1,445,346

Property and equipment	227,385

Intangible Assets
Fictitious name	636,000
Customer list	66,000
Goodwill	669,097

Total Intangible Assets	1,371,097

Total Assets Acquired	3,043,828
Current liabilities	(1,460,830)

Net Assets Acquired	$1,582,998

        The fictitious name is amortized over 20 years and the customer list is amortized over three years using the straight-line method in accordance with the estimated useful lives determined by an independent valuation.

        The weighted average amortization period for the amortizable intangible assets is approximately 18 years.

        The entire amount of the purchase price assigned to goodwill is expected to be deductible for tax purposes.

        Unaudited Pro Forma Condensed Combined Statements of Operations for the years ended December 31, 2005 and 2004 are presented below. The unaudited pro forma financial information is not necessarily indicative of what the results of operations would have been if the transaction had occurred at the beginning of the periods presented.

	Year Ended December 31,
	2005	2004
	(Unaudited)
Sales	$15,449,939	$11,579,325

Net Loss	$(2,451,382)	$(523,736)

Net Loss Per Basic and Diluted Share of Common Stock
Weighted Average Number of Common Shares Outstanding	4,403,914	3,893,007

Net Loss Per Share of Common Stock	$(.56)	$(.13)

3.    Accounts Receivable

        From October 2003 to May 2004, the Company had a factoring agreement with a financial institution, under which the Company sold customer receivables with full recourse to the financial institution. The minimum fee was 1% of the gross face amount of each customer receivable purchased. The financial institution retained portions of the proceeds from the customer sales as reserves, which were released to the Company as the customer receivables were collected. Proceeds received from sales of such receivables totalled $1,470,508 for the year ended December 31, 2004. None of the outstanding balance of customer receivables sold with recourse has been recorded in the accompanying consolidated financial statements. In the event of customer default, the Company was required to repurchase the receivable from the financial institution. Factoring fees incurred were $37,955 for the year ended December 31, 2004.

        Accounts receivable consists of the following at December 31, 2005 and 2004:

	2005	2004
Receivables assigned to factor	$—	$—
Advances from factor	—	—

Amounts due from factor	—	—
Accounts receivable not factored	1,429,101	1,250,961

Total accounts receivable not factored	$1,429,101	$1,250,961

DEJA FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4.    Debt Issuance Costs

        Debt issuance costs are included in prepaid expenses and other on the accompanying consolidated balance sheet and consist of the following:

2005
Cost	$213,102
Accumulated amortization	(121,523)

Net carrying value	$91,579

        Estimated amortization expense for 2006 and 2007 is $74,206 and $17,373, respectively.

5.    Investment in Affiliated Company

        The investment in affiliated company consists of an approximate 16% and 17% interest in Deja Plus High Yield Income Fund, LLC ("Deja Plus") at December 31, 2005 and 2004, respectively.

        Deja Plus was formed in April 2004 for the sole purpose of funding inventory purchases of the Company. The Company made an investment in Deja Plus in May 2004, at which time funding of inventory purchases began.

        Condensed balance sheet and income statement information for Deja Plus is summarized below:

	December 31,
	2005	2004
Condensed balance sheet information:
Due from Deja Foods, Inc.	$2,016,882	$1,929,516
Accrued interest—Deja Foods, Inc.	24,451	79,961
Other assets (liabilities)	7,093	(16,056)

Members' equity	$2,048,426	$1,993,421

Condensed income statement information:
Revenues—entirely earned on loans to Deja Foods, Inc.	$327,955	$219,759
Expenses	6,393	37,925

Net income	$321,562	$181,834

        The Company adopted FIN 46R as required in 2005. Deja Plus is considered to be a variable interest entity as defined in FIN 46R. However, the Company has determined that it is not the primary beneficiary and therefore, the results of Deja Plus are not consolidated, but instead the Company accounts for its interest using the equity method of accounting. The Company has no long-term contractual commitments or guarantees to Deja Plus or related thereto so its maximum exposure to loss is limited to its investment, which is approximately $321,060 at December 31, 2005.

6.    Acquired Intangible Assets

        The Company has acquired intangible assets which consist of the following:

2005
Amortized intangible assets
Fictitious name
Gross carrying amount	$636,000
Accumulated amortization	(1,325)

Net carrying value	$634,675

Customer list
Gross carrying amount	$66,000
Accumulated amortization	(917)

Net carrying value	$65,083

Unamortized intangible assets
Goodwill	$669,097

        These intangible assets have no residual value.

        Amortization expense was $2,242 for the year ended December 31, 2005.

        Estimated amortization expense for the next five years is as follows:

Year ended December 31,
2006	$53,800
2007	53,800
2008	52,883
2009	31,800
2010	31,800

7.    Notes Payable

        Notes payable consists of the following:

2005
Revolving line of credit agreement ("the Line") with a financial institution. The Company may borrow up to $1,000,000, subject to limitations based on 80% of eligible accounts receivable (as defined in the agreement) and 30% of eligible inventory (as defined in the agreement, but limited to inventory in California). Advances against accounts receivable are limited to $900,000 and advances against inventory are limited to $100,000. The Line expires November 2007 and bears interest at the greater of 9.25% per annum or 2.5% per annum over the prime rate. The interest rate was 9.75% at December 31, 2005. In addition to interest, there is an administrative fee of .27% per month on the average daily balance of outstanding accounts receivable and average daily inventory. The Line is collateralized by substantially all assets of the Company and is guaranteed by the Company's President. The loan contains various nonfinancial covenants. As of April 1, 2006, the Company was in default of the provision that its annual financial statements be provided to the lender within 90 days after the end of the fiscal year. The lender has issued the Company a letter waiving the event of default.	$957,026
Note payable, bearing interest at the rate of 12% per annum. A principal payment is due in January 2006 and the remaining principal is due in full in March 2006. Interest is payable monthly beginning December 2005. The note is collateralized by substantially all assets of the Company and is guaranteed by the Company's President. The note is subordinated to the Line. The Company was unable to repay the note when due on March 31, 2006, and as of April 10, 2006 was in default as to this repayment provision. Among other things, default resulted in a 5% per annum increase in the interest rate.	750,000
Note payable to former owner of M & L. The note originated in connection with the Company's acquisition of M & L. Interest of 9% per annum is payable monthly and principal of $10,000 is payable semi-monthly. The note is collateralized by the assets of M & L and it is subordinated to all notes payable of the Company.	237,879

Revolving line of credit agreement with a bank bearing interest at the bank's prime rate (7.25% per annum at December 31, 2005); interest is payable monthly; total advances on line of credit are limited to the lesser of $700,000 or 80% of eligible accounts receivable plus 50% of inventory subject to a maximum of $500,000; loan provides for an annual clean-up period of 30 days; collateralized by a security interest in accounts receivable, inventory, equipment and all other property of M & L, and the personal guarantee of the prior owner of M & L, and his wife. As part of the agreement to acquire the membership interests in M & L, the Company has indemnified the former owner of M & L in regards to this guarantee. The note became immediately due and payable when M & L was acquired by the Company, as that was an event of default. However, the Company and the bank entered into a forbearance agreement through June 30, 2006. In accordance with the forbearance agreement, a principal balance of approximately $645,000 is established as the maximum amount available under the line of credit and weekly principal reductions of $7,500 are required beginning March 10, 2006. Additionally, the outstanding principal balance of the loan shall not exceed 80% of eligible accounts receivable plus 50% of inventory subject to a maximum of $250,000, plus a $200,000 "over advance". The allowable over advance is reduced by the aggregate amount of the required weekly $7,500 principal reductions.	$601,610
Demand note with a bank bearing interest at the prime rate (7.25% per annum at December 31, 2005); interest is payable monthly; collateralized by a second mortgage on the personal residence of the prior owner of M & L.	260,000

Total Notes Payable	$2,806,515

8.    Long-Term Debt

        Long-term debt consists of the following:

2005
Note payable to former owner of M & L. Note originated in connection with the Company's acquisition of M & L. Interest only at the rate of 6% per annum is payable monthly through February 28, 2007 at which time the principal is due. The note is collateralized by the assets of M & L and it is subordinated to all notes payable of the Company.	$333,333

Convertible debentures, interest at the rate of 10% per annum is payable monthly through November 30, 2007 unless the Company calls the debentures for redemption for cash prior to that upon 30 days notice. The debenture holders have the right at any time, at the holder's option, to convert the debentures into shares of the Company's common stock at $1.00 per share, which was the same price as the Company had recently sold its shares to unrelated parties at the time the debentures were issued. The conversion price is subject to certain adjustments, for dilutive transactions and for recapitalizations of our capital stock. The debentures automatically convert to common stock if the closing selling price of the Company's publicly traded stock for 20 consecutive trading days averages more than $2.00 per share. The debentures are subordinated to all senior debt of the Company. In addition, each debenture holder received one warrant for each $2.00 face amount of debentures held. Each warrant is exercisable by the holder to purchase one share of common stock until November 30, 2007 at $1.50 per share. The exercise of the warrants shall be physical settlement, whereby the Company receives cash from the holder at $1.50 per share exercised. The number of warrants and warrant exercise price is subject to certain adjustments, for dilutive transactions and for recapitalizations of our capital stock. The warrants are redeemable by the Company, at its option, at the exercise price upon 30 days written notice to the holder if the closing selling price of the company's common stock averages $2.00 per share or more over 20 consecutive trading days. For certain investment levels in the debenture, additional warrants were granted. Total warrants outstanding as of December 31, 2005 were 597,750. These warrants were valued using the Black-Scholes option pricing model with the following assumptions as of the date the options were issued:
Risk-free interest rate	4.40%
Expected life	2 years
Expected volatility	.5%
Expected dividend yield	0%
There is no requirement in either the debenture agreement or the warrant agreement that the shares to be issued in connection with the conversion of the debentures or the exercise of the warrants be registered shares. Based on the valuation of the warrants described above, no value is assigned to the warrants and the entire proceeds are allocated to the debentures.	1,078,500

2005
Note payable, collateralized by an automobile, monthly payments of $520, including interest at 2.9% per annum, due through October 2006.	$5,127
Note payable, collateralized by an automobile, monthly payments of $1,298, including interest at 6.5% per annum, due through February 2007.	17,324

Total Long-Term Debt	1,434,284
Less Current Portion of Long-Term Debt	(20,014)

Long-Term Portion	$1,414,270

        Maturities of long-term debt at December 31, 2005 are as follows:

Year Ending December 31,
2006	$20,014
2007	1,414,270

Total	$1,434,284

9.    Income Taxes

        Through December 14, 2004 the Company was taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company was not subject to federal corporate income taxes on its taxable income. Instead, the stockholders included their respective shares of the Company's taxable income or loss in their individual income tax returns. The Company was subject to California S corporation income tax on state taxable income at the rate of 1.5%.

        Effective December 15, 2004 the Company's S election was terminated and thereafter the Company became subject to corporate income taxes.

        The components of the provision (benefit) for income taxes are as follows:

	2005	2004
Current:
Federal	$—	$—
State	—	—

Total	—	—

Deferred:
Federal	(215,501)	215,501
State	(44,031)	44,031

Total	(259,532)	259,532

Total Provision (Benefit) For Income Taxes	$(259,532)	$259,532

        Since the Company was an S corporation in 2003 and revoked the S election in December 2004, a reconciliation of the provision for income taxes computed by applying the federal statutory rate to income (loss) before the provision for income taxes is not meaningful for the year ended December 31, 2004. Substantially all of the provision for income taxes for 2004 is a result of the revocation of the S election.

        A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to loss before provision for income taxes for the year ended December 31, 2005 is as follows:

2005
Federal statutory income tax rate	(34.0)%
State tax, net of federal benefit	(5.8)
Permanent differences	.7
Sur-tax exemption—temporary differences expected to reverse at less than the maximum federal tax rate	16.4
Change in valuation allowance	12.7

Actual income tax rate	(10.0)%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income taxes as of December 31, 2005 are as follows:

2005
Net operating loss carryforwards	$525,061
Stock based compensation	508
Charitable contributions carryforwards	4,178
Allowance for doubtful accounts	12,383

Accrual to cash timing differences	(202,386)
Depreciation and amortization	(9,923)

Net deferred tax asset before valuation allowance	329,821
Less valuation allowance	(329,821)

Net Deferred Tax Asset	$—

        The Company records a valuation allowance for certain temporary differences for which it is more likely than not that it will not receive future tax benefits. The Company assesses its past earning history and trends, sales backlog and projections of future net income. The Company recorded a valuation allowance for the entire amount of the net deferred tax asset in 2005 as the Company considered it to be unlikely to recognize sufficient operating income to realize the benefit of these assets over time until the Company has had a reasonable history of net income. Accordingly, the Company recorded a deferred tax valuation allowance in 2005 to offset the entire net deferred tax asset arising from the tax loss carry forward. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized, based upon criteria that include a recent history of demonstrated profits. The net change in the valuation allowance was an increase of $329,821 for the year ended December 31, 2005. The Company will continue to review this valuation allowance and make adjustments as appropriate.

        At December 31, 2005, the Company has available unused net operating loss carryforwards that may be applied against future taxable income of approximately $2,330,000. Such carryforwards expire in the years 2024 to 2025 and 2014 to 2015 for federal and state purposes, respectively.

10.    Preferred Stock

        The authorized preferred stock of the Company consists of 5,000,000 shares, $.001 par value. The preferred stock may be issued in separate series from time to time as the Board of Directors of the Company may determine by resolution, unless the nature of a particular transaction and applicable statutes require shareholder approval. The rights, preferences and limitations of each series of preferred stock may differ, including without limitation, the rate of dividends, methods and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provision (if any), conversion rights (if any), and voting rights. No preferred stock was outstanding as of December 31, 2005 and 2004.

11.    Stockholders' Equity

  Stock Split

        In November 2004, the Company approved a 3.550972 for one forward stock split of the issued and outstanding common shares. All share information and per share data have been retroactively restated for all periods presented to reflect the stock split.

  Common Stock

        In August 2003, 3,550,972 common shares were sold to the Company's CEO upon formation of the Company, which were valued at $1,000. In November 2004, 24,028 common shares were sold to non-employees for $240. These shares were valued at what was, at the time, the Company's common stock estimated fair value, with such nominal values reflecting an Asset-Based valuation methodology.

        In November 2004, 25,000 common shares were issued to employees (17,500 shares), directors (5,000 shares) and consultants (2,500 shares) as additional compensation in consideration for prior services rendered to the Company in the role as employee, director or consultant. These shares were treated as compensation and recorded/measured based upon similar sales of $1.00 per share.

        In December 2004, 87,500 shares of common stock were issued in exchange for the repayment of affiliated company debt of $87,500. In addition, 142,222 shares were sold in connection with the Company's private placement of its securities for $1.00 per share.

        In January, February and March 2005, 11,500 shares of common stock were issued in exchange for the repayment of affiliated company debt of $11,500. In addition, 258,778 shares were sold in connection with the Company's private placement of its securities for $1.00 per share.

        In December 2005, 333,333 shares of common stock were issued as partial payment of the acquisition price of M & L. These shares were valued at $1.00 per share based on the price of shares recently sold by the Company to other unrelated parties.

  2005 Stock Option Plan

        In January 2005, the Company adopted a stock option plan (the "2005 Stock Option Plan" or the "Plan"), which provides for the grant of both incentive stock options and non-statutory options. A total of 250,000 shares have been reserved for issuance under the 2005 Stock Option Plan.

        In January 2006 the Plan was amended to increase the total number of shares reserved for issuance to 350,000. In February and March 2006, the plan was amended again to increase the total to 500,000 and then 1,000,000 shares, respectively.

        Options under the Company's 2005 Stock Option Plan are issuable only to eligible officers, directors, key employees and consultants of the Company. The 2005 Stock Option Plan is administered by a committee selected by the Board of Directors, which determines (subject to the limitations of the Plan or any limitations imposed by the Board of Directors) those individuals who shall receive options, the time period during which the options may be exercised, the number of shares of common stock that may be purchased under each option, and the option price.

        The per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. The aggregate fair market value (determined as of the date the option is granted) of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive plan stock option to him, more than 10% of the total combined voting power of all classes of stock of the Company shall be eligible to receive any incentive stock options under the 2005 Stock Option Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant.

        A summary of the Company's 2005 Stock Option Plan is as follows:

	Year Ended December 31,
	2005		2004
	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	—	$—	—
Granted	277,500	1.00	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding at end of year	277,500	1.00	—

Options exercisable at end of year	107,500	$1.00	—
Weighted average fair value of options granted during the year	$0.17		—

        The following table summarizes information about stock options outstanding as of December 31, 2005:

	Number as of December 31, 2005	Weighted Average Remaining Contractual Life—In Years	Exercise Price
Options outstanding	277,500	9.24	$1.00
Options exercisable	107,500	9.28	1.00

12.    Commitments and Contingencies

  Lease Arrangements

        The Company leases its corporate headquarters under a long-term leasing arrangement which expires in August 2009. The lease contains provisions for annual scheduled increases.

        In November 2005, the Company entered into a lease at its corporate headquarters to replace its current space. The replacement space is expected to be ready for occupancy in March 2006 at which time the Company will no longer be responsible for the current lease. The lease expires in February 2011.

        The Company also leases space at this same location through June 2009.

        In November 2005 the Company entered into a lease for office space in New York city. The lease becomes effective when the space is ready for occupancy, which is expected to be in February 2006. The lease expires in January 2011.

        The Company also leases vehicles and certain office equipment under operating leases. The following is a schedule of future minimum lease payments at December 31, 2005 under the Company's operating leases that have initial or remaining noncancellable terms in excess of one year:

Year Ending December 31,	Facilities	Vehicles	Office Equipment	Total
2006	$252,460	$39,310	$16,915	$308,685
2007	241,264	35,713	16,340	293,317
2008	246,803	24,288	6,720	277,811
2009	216,510	22,068	—	238,578
2010	182,514	3,678	—	186,192
2011	15,210	—	—	15,210

Total Minimum Lease Payments	$1,154,761	$125,057	$39,975	$1,319,793

        The Company subleases a portion of its headquarters location to a company controlled by a member of the Company's Board of Directors. The sublease expires in June 2009 but may be cancelled by the Company upon written notice of six months to the sublessor. The Company's lease expense will be offset by payments due under the sublease as follows:

Year Ending December 31,	Sub-lease
2006	$54,157
2007	55,617
2008	57,296
2009	29,163

Total Minimum Lease Payments	$196,233

        Rental expense charged to operations under all non-cancelable operating leases was as follows for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Rental expense	$99,922	$37,480
Sublease rental income	(13,337)	(—)

Total	$86,585	$37,480

  Marketing Agreement

        The Company entered into a marketing relationship with M & L in 2004. The agreement was for three years and was to automatically renew for three-year terms unless terminated by the parties. The products subject to the agreement consisted of "dry food" items. The agreement terminated on August 31, 2005, the effective date of the acquisition of M & L by the Company.

        As part of this agreement, M & L received a commission of 3% of gross revenues under the agreement less sales credits, which amounted to $22,438 and $16,008 for the years ended December 31, 2005 and 2004, respectively. In addition, for its marketing, sales and other responsibilities pursuant to the agreement M & L received 50% of the gross profits of the transactions subject to the agreement which amounted to $50,000 and $24,500 for the years ended December 31, 2005 and 2004, respectively. For purposes of this agreement, the fees paid to Deja Plus per the Management Agreement were deducted from gross profit.

        In addition, M & L had exclusive rights to market and sell the products owned by the Company and stored in the warehouse space leased by M & L located in the Eastern United States, which is considered the distribution area.

  Officer Indemnification

        Under the organizational documents, the Company's officers, employees, and directors are indemnified against certain liability arising out of the performance of their duties to the Company. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

13.    Related Party Transactions

        Related party transactions not discussed elsewhere are as follows:

  Revolving Credit Agreement

        In 2003, a revolving credit agreement for up to $250,000 was entered into between the Company and the Company's President. The agreement calls for interest at 10% per annum payable upon demand. The Company and its President verbally agreed that this agreement will be in effect for advances made from the President to the Company as well as from the Company to its President. Interest expense includes $3,396 for the year ended December 31, 2004 related to this agreement. Interest income includes $13,475 and $1,811 for the years ended December 31, 2005 and 2004, respectively, pursuant to this agreement.

  Loan Agreement

        In 2004, the Company's President formed and became Manager of Deja Plus. Deja Plus agreed to provide loans of up to the total available funds of Deja Plus to the Company. The Company agreed to pay a fee to Deja Plus equal to the greater of (i) 12% per annum of the funds available from the Fund to the Company or (ii) 25% of the gross profits from the purchase and resale of food products by the Company generated utilizing the funds from the Fund.

        As Fund Manager, Mr. Fox has exclusive control over the business of the Fund. The Manager's duties include dealing with Members, responsibility for tax, accounting and legal matters, performing internal reviews of the Fund's investments and loans, evaluating funds advanced under the agreement with the Company, determining how and when to invest the Fund's capital and determining the course of action to take if the Fund's loans are in default.

        Notwithstanding the above, the Manager may not impair the Fund's ability to carry on or change the nature of the Fund's business. It is stated in the Fund's operating agreement that the primary purpose of the Fund is to fund the bulk purchase of food products of the Company. The Manager may only complete the duties as explicitly stated in the Fund operating agreement.

        As part of the agreement it was agreed that the food products purchased by the Company will be funded by Deja Plus, if Deja Plus has sufficient cash to fund each purchase. If Deja Plus does not have sufficient cash the Company can elect to purchase the food products with its own funds or those of third parties. Deja Plus's Private Placement Memorandum states that the only business activity is to fund the inventory purchases of Deja Foods, Inc.

        The Company owes Deja Plus $2,016,882 under this agreement at December 31, 2005. This amount is reflected as Loan payable-affiliated company in the accompanying consolidated balance sheet. Interest expense includes $328,007 and $219,848 related to this agreement for the years ended December 31, 2005 and 2004, respectively.

        The Company has also made an investment in Deja Plus (Note 5).

        Entities controlled by Larry Kosmont, a member of the Company's board of directors, are holders of $380,000 of the 10% convertible debentures the Company has issued. These entities have also received 218,500 warrants to purchase the Company's common stock for $1.50 per share through

November 30, 2007. The debentures are convertible into the Company's common stock at $1 per share through November 30, 2007.

        The Company leases its Denver, PA office space from the company owned by the father of the former owner of M & L, and current Deja Foods officer/director, on a one year lease which automatically renews for one year from year to year unless either the lessor or the Company gives notice. The rent is $2,500 per month.

14.    Retirement Plans

        In December 2004, the Company adopted a 401(k) plan covering all the eligible employees of Deja Foods. Employees may elect to defer up to 25% of compensation, subject to Internal Revenue Service limitations.

        The Company matches 25% of employee contributions up to 6% of eligible compensation. The Company's matching contribution is limited to $1,500 per employee per year. The Plan also contains a provision whereby the Company may make a discretionary contribution. The Company's contributions to the plan were $4,790 and $-- for the years ended December 31, 2005 and 2004, respectively.

        M & L has a SIMPLE IRA for its eligible employees. Employers may elect to defer up to $10,000 of compensation annually and M & L makes a matching contribution of 3%. M & L's matching contribution was $746 for the period from December 13 through December 31, 2005.

15.    Concentrations of Credit Risk and Major Customers

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its cash equivalents with high quality financial institutions and limits its credit exposure with any one financial institution. At times during the years ended December 31, 2005 and 2004, the Company's cash in its banks exceeded the federally insured limits.

        Sales to major customers, which comprised 10% or more of net sales, for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Customer A	16%	*

        Accounts receivable from major customers, which comprised 10% or more of accounts receivable as of December 31, 2005 and 2004 were as follows:

	2005	2004
Customer A	*	23%
Customer B	12%	*

*
Less than 10%

        The customer identified as Customer A is M & L, which was acquired by the Company on December 13, 2005. Amounts included are for the period prior to acquisition.

16.    Fair Value of Financial Instruments

        Disclosures about Fair Value of Financial Instruments for the Company's financial instruments are presented below. These calculations are subjective in nature and involve uncertainties and significant matters of judgment and do not include income tax considerations. Therefore, the results cannot be determined with precision and cannot be substantiated by comparison to independent market values and may not be realized in actual sale or settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used could significantly affect the results.

        The carrying amounts for cash and cash equivalents, receivables, accounts payable and accrued expenses, and bank overdraft approximate fair value because of the short maturities of these instruments. The carrying amounts for receivable from stockholder, notes payable and loan payable—affiliated company approximate fair value because the instruments contain market value interest rates. The fair value for the Company's notes payable and long-term debt cannot be determined as the financial instruments are not actively traded.

17.    Subsequent Events

  2005 Stock Option Plan

        In January 2006, the 2005 Stock Option Plan (the "Plan") was amended to increase the total number of shares reserved for issuance under the Plan to 350,000. In February and March 2006, the Plan was amended again to increase the total number of shares reserved for issuance to 500,000 and then to 1,000,000, respectively.

        In January 2006 the Company granted a total of 405,000 options to eight employees. These options have a three year vesting period and have an exercise price of $1 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Deja Foods, Inc.

        We have audited the accompanying balance sheet of M & L Wholesale Foods, LLC as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & L Wholesale Foods, LLC as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

Denver, Colorado
October 19, 2005

M & L WHOLESALE FOODS, LLC
BALANCE SHEETS

ASSETS

	September 30, 2005	December 31, 2004
	(Unaudited)
Current Assets
Cash and cash equivalents	$1,572	$—
Accounts receivable, less allowance for bad debts of $21,000 as of September 30, 2005 (unaudited) and $30,000 as of December 31, 2004	389,926	288,092
Inventories	994,856	1,355,090

Total Current Assets	1,386,354	1,643,182

Property and Equipment, at cost
Vehicles and equipment	731,747	827,908
Furniture and fixtures	146,993	135,805
Property held under capital leases	62,839	62,839

	941,579	1,026,552
Less accumulated depreciation	(559,383)	(496,556)

Net Property and Equipment	382,196	529,996

Total Assets	$1,768,550	$2,173,178

The accompanying notes are an integral part of these financial statements.

M & L WHOLESALE FOODS, LLC
BALANCE SHEETS
(CONTINUED)

LIABILITIES AND MEMBER'S EQUITY

	September 30, 2005	December 31, 2004
	(Unaudited)
Current Liabilities
Bank overdraft	$75,065	$121,865
Accounts payable and accrued expenses	454,481	586,541
Notes payable	899,129	858,982
Current portion of long-term debt	—	58,750
Current portion of obligations under capital leases	—	11,029

Total Current Liabilities	1,428,675	1,637,167

Long-Term Debt, net of current portion above
Financial institutions and other	—	62,223
Less current portion above	—	(58,750)

Total Long-Term Debt	—	3,473

Obligations under capital leases, net of current portion above
Capital leases	—	58,090
Less current portion above	—	(11,029)

Total Obligations Under Capital Leases	—	47,061

Commitments and Contingencies
Member's Equity	339,875	485,477

Total Liabilities and Member's Equity	$1,768,550	$2,173,178

The accompanying notes are an integral part of these financial statements.

M & L WHOLESALE FOODS, LLC
STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Sales	$5,285,047	$4,726,190	$6,125,776	$6,608,187
Cost of sales	4,647,061	4,083,472	5,398,609	5,871,756

Gross Profit	637,986	642,718	727,167	736,431

Operating Expenses
Depreciation and amortization	12,266	7,428	12,999	12,573
Selling, general and administrative expenses	488,244	351,147	488,362	401,760

Total Operating Expenses	500,510	358,575	501,361	414,333

Income From Operations	137,476	284,143	225,806	322,098

Other Income (Expense)
Other income (expense)	15,949	1,330	9,269	(597)
Interest expense	(44,890)	(38,120)	(37,977)	(44,942)

Total Other Income (Expense)	(28,941)	(36,790)	(28,708)	(45,539)

Net Income	$108,535	$247,353	$197,098	$276,559

The accompanying notes are an integral part of these financial statements.

M & L WHOLESALE FOODS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Balance at January 1, 2003	$349,338
Contributions	47,529
Distributions	(540,208)
Net income	276,559

Balance at December 31, 2003	133,218
Contributions	317,909
Distributions	(162,748)
Net income	197,098

Balance at December 31, 2004	485,477
Contributions (unaudited)	67,576
Distributions (unaudited)	(321,713)
Net income (unaudited)	108,535

Balance at September 30, 2005 (unaudited)	$339,875

The accompanying notes are an integral part of these financial statements.

M & L WHOLESALE FOODS, LLC
STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Cash Flows from Operating Activities
Net income	$108,535	$247,353	$197,101	$276,559
Adjustments to reconcile net income to net cash used by operating activities:
Provision for bad debts	2,715	49,303	49,303	34,313
Depreciation and amortization	67,478	62,643	87,255	85,660
Gain on sale of property and equipment	(9,938)	—	(2,585)	2,110
Decrease (increase) in operating assets:
Accounts receivable	(104,549)	(115,727)	(70,406)	(35,705)
Inventories	360,234	221,293	(251,568)	(121,004)
Prepaid expenses	—	18,680	65,680	(65,680)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	(132,059)	(286,184)	(126,334)	292,241

Net cash provided (used) by operating activities	292,416	197,361	(51,554)	468,494

Cash Flows from Investing Activities
Capital expenditures	(20,266)	(60,995)	(157,816)	(77,402)
Proceeds from sale of property and equipment	110,525	—	26,014	1,000

Net cash provided (used) by investing activities	90,259	(60,995)	(131,802)	(76,402)

Cash Flows from Financing Activities
Increase (decrease) in bank overdraft	(46,800)	38,319	121,865	—
Net proceeds from (repayments of) note payable—bank	40,147	(48,822)	(13,866)	165,028
Principal payments on long-term debt	(62,223)	(67,188)	(89,583)	(86,111)
Proceeds from long-term debt	—	—	—	25,000
Principal payments on obligations under capital leases	(58,090)	—	(4,748)	—
Member's contributions	67,576	168,300	317,909	47,529
Member's distributions	(321,713)	(241,502)	(162,748)	(540,208)

Net cash provided (used) by financing activities	(381,103)	(150,893)	168,829	(388,762)

Net Increase (Decrease) in Cash and Cash Equivalents	1,572	(14,527)	(14,527)	3,330
Cash and Cash Equivalents, Beginning of period	—	14,527	14,527	11,197

Cash and Cash Equivalents, End of period	$1,572	$—	$—	$14,527

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$42,654	$36,012	$40,131	$53,009
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property acquired under capital lease	$—	$62,839	$62,839	$—

The accompanying notes are an integral part of these financial statements.

M & L WHOLESALE FOODS, LLC

NOTES TO FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

        Nature of Business—M & L Wholesale Foods, LLC (the "Company") is a distributor of discount frozen and refrigerated food products located in Lancaster County, Pennsylvania. The Company grants credit to customers, which include retail food outlets, restaurants, and co-operatives. Most of the Company's customers are located in the northeastern section of the United States.

        Unaudited Interim Financial Statements—The financial statements as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004 are unaudited, however, in the opinion of the management of the Company, all adjustments (consisting solely of normal recurring adjustments) necessary to a fair presentation of the financial statements for the interim periods have been made.

        Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents—For purposes of reporting cash flows, the Company considers all short-term investments with maturities of less than ninety days to be cash equivalents.

        Trade Accounts Receivable—Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, history of past write-offs, collections and current credit conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

        Basis of Presentation—The Company is a single member limited liability company ("LLC") owned by an individual. Accordingly, the Company is taxed as a proprietorship for federal and Pennsylvania income tax purposes. While the LLC structure is disregarded for income tax purposes, it is recognized for other operating purposes. Therefore, these financial statements do not include the personal assets and liabilities of the member, including his obligation for income taxes on the net income of the Company, nor any provision for income tax expense. In addition, the expenses shown in the statements of operations do not include any salary to the member.

        Inventory Valuation—Inventory is stated at the lower of cost or market with cost being determined on a first-in, first-out basis. Inventory at December 31, 2004 is comprised entirely of products held for sale. Reserves for excess and obsolete or spoiled inventory are based on past historical experience and estimated future losses.

        Property and Equipment—Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is computed by the straight-line method for all depreciable assets over their estimated useful lives of five to ten years.

        Long-Lived Assets—Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. No impairment losses were recorded during the years ended December 31, 2004 and 2003.

        Revenue Recognition—The Company recognizes revenue from sales of products, and related costs of products sold, where persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable and collectibility is reasonably assured. This generally occurs when the customer receives the product or at the time title passes to the customer. Sales incentives and returns are estimated and recognized at the date of shipment based upon historical activity and current agreements with customers. The Company evaluates these estimates on a regular basis and revises them as necessary.

        Retirement Plan—The Company instituted a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) retirement plan as of January 1, 2003. The Company matches participating employees' contributions up to 3% of the employee's gross wages with a maximum match per employee of $6,000.

        Advertising—The Company expenses advertising as incurred. Advertising expense was $1,702 and $2,285 for the years ended December 31, 2004 and 2003, respectively.

        Shipping and Handling Costs—The Company records all costs incurred for shipping and handling in cost of sales. All shipping and handling costs billed to customers are recorded in revenue.

        Income Taxes—The Company is treated as a sole proprietor for federal and Pennsylvania income tax purposes. Profits, losses and tax credits are shown on the member's individual income tax returns; therefore, no provision has been made for federal or state corporate income taxes. The Company is subject to Pennsylvania capital stock tax. The Company intends to make distributions during the year ended December 31, 2005 to assist the member in paying personal income taxes on the income of the limited liability company.

2.    Notes Payable

        Notes payable consists of the following at December 31, 2004:

Borrowings on a $700,000 line of credit agreement with M&T Bank bearing interest at the Bank's prime rate (5.25% per annum at December 31, 2004); interest is payable monthly; total advances on line of credit are limited to the lesser of $700,000 or 80% of eligible accounts receivable plus 50% of inventory subject to a maximum of $500,000; loan provides for an annual clean-up period of 30 days; collateralized by a security interest in accounts receivable, inventory, equipment and all other property, and the unlimited personal guarantee of Myron D. Stoltzfus, Sr., sole member of the Company, and his wife	$630,953
Borrowings on a $200,000 line of credit agreement with Ephrata National Bank bearing interest at the Wall Street Journal prime rate (5.25% per annum at December 31, 2004); interest is payable monthly; collateralized by a second mortgage on the personal residence of Myron D. Stoltzfus, Sr.	200,000
Borrowings on an unsecured demand loan to a related party; monthly installment payments due of $2,980 including interest at 6% through July 2005; interest paid on this note was $2,207 and $6,096 for the years ended December 31, 2004 and 2003, respectively	23,029
Borrowings on an unsecured demand loan to an employee bearing interest at 3% with no specific repayment terms	5,000

Total Notes Payable	$858,982

3.    Long-Term Debt

        Long-term debt consists of the following at December 31, 2004:

Note payable to Ephrata National Bank in monthly principal payments of $5,938 plus interest at the Wall Street Journal prime rate (5.25% per annum at December 31, 2004); the note matures in December 2005; collateralized by equipment	$41,250
Note payable to Ephrata National Bank in monthly principal payments of $833 plus interest at the Wall Street Journal prime rate, through November 2005; collateralized by a vehicle	9,167
Note payable to Ephrata National Bank in monthly principal payments of $694 plus interest at 4.25% per annum through August 2004 and the Wall Street Journal prime rate thereafter, through May 2006; collateralized by equipment	11,806

Total	62,223
Less current maturities	58,750

Net Long-Term Debt	$3,473

        Aggregate maturities of long-term debt over the next two years are: 2005—$58,750; 2006—$3,473.

4.    Capital Leases

        The Company is a lessee of equipment under capital leases expiring in 2009. The lease agreements include bargain purchase options at the end of the lease terms. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated useful lives. Amortization of assets under capital leases is included in depreciation expense for 2004.

        Following is a summary of property held under capital leases at December 31, 2004:

Equipment under capital leases	$62,839
Less accumulated depreciation and amortization	1,571

Total	$61,268

        The following is a schedule by year of future minimum rental payments required under noncancellable capital leases that have lease terms in excess of one year as of December 31, 2004.

Year Ended December 31,
2005	$15,024
2006	15,024
2007	15,024
2008	15,024
2009	8,763

Total Minimum Lease Payments	68,859
Less amount representing interest	10,769

Present Value of Net Minimum Lease Payments	$58,090

Current obligations under capital leases	$11,029
Long-term obligations under capital leases	47,061

Total	$58,090

        Interest rates on capital leases vary from 7.4% to 7.8% and are based on the lessor's implicit rate of return.

5.    Operating Leases

        The Company leases the building in which it operates from a related company under an operating lease on a month to month basis. Lease payments are made in monthly installments of $2,500. Rental expense was $7,500 and $— for the years ended December 31, 2004 and 2003, respectively.

        The Company also leases equipment under the terms of operating lease agreements. Rental expense was $22,932 and $1,784 for the years ended December 31, 2004 and 2003, respectively.

        Minimum future rental payments required under these leases for each of the next five years and in the aggregate are:

Year
2005	$26,448
2006	24,664
2007	21,096
2008	21,096
2009	14,064

Total	$107,368

6.    Related Party Transactions

        In addition to the related party transactions more fully described in Note 2 and Note 5, transactions between the Company and related parties are as follows:

        The Company is engaged in various transactions with Denver Cold Storage, an entity owned by a related party. Following is a summary of the expenses billed by Denver Cold Storage for the years ended December 31, 2004 and 2003:

	2004	2003
Storage charges	$227,184	$306,229
Shipping and handling fees	214,849	315,306
Office rental	6,300	8,400
Shop and vehicle repairs	68,004	34,201
Reimbursed payroll expenses	88,055	26,864
Miscellaneous costs including office supplies, postage, etc.	45,881	17,968

        The Company owed Denver Cold Storage $21,031 and was due $25,964 from Denver Cold Storage as of December 31, 2004.

        The Company also owed $73,134 to related parties as of December 31, 2004. The Company paid $95,744 for storage charges and $259,683 for product purchases to related parties during the year ended December 31, 2004.

        The Company was due $5,609 from related parties for miscellaneous charges as of December 31, 2004. The Company billed $8,932 to related parties for expense reimbursements for the year ended December 31, 2004.

7.    Subsequent Events

        Effective March 1, 2005, the Company entered into a formal lease agreement with a related party to lease new warehouse and office space. Lease payments are payable in monthly installments of $2,500. The lease will renew annually unless notice of termination is given by either party 90 days prior to expiration of the current term.

        On August 23, 2005 the Company entered into an agreement providing for the sale of all issued and outstanding membership interests. The agreement was amended on December 13, 2005 and was executed by all parties and became final on that date. In accordance with the amended agreement, the sale of the equity interests is effective August 31, 2005.

DEJA FOODS, INC.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On December 13, 2005, the Company consummated an agreement to acquire all of the outstanding equity interests of M & L Wholesale Foods, LLC ("M & L"). The agreement was originally entered into on August 23, 2005 and was amended and executed by all parties on December 13, 2005. In accordance with the amended agreement, the acquisition of the equity interests of M & L by Deja Foods is effective as of August 31, 2005.

        The purchase price is comprised of the following components:

Cash	$458,334
333,333 shares of newly issued Deja Foods common stock	333,333
Promissory note (A)	333,333
Promissory note (B)	237,879

Total	$1,362,879

  (A)
  Interest only at 6% per annum is payable monthly through February 28, 2007 at which time the principal balance becomes due and payable.

  (B)
  Principal of $10,000 is payable semi-monthly. Interest of 9% per annum is payable monthly.

        The unaudited condensed combined statements of operations combine the historical statements of operations of Deja Foods and M & L giving effect to the acquisition as if it had been consummated at the beginning of the year presented.

        You should read this information in conjunction with the:

        Accompanying notes to the unaudited pro forma condensed combined statements of operations.

        Separate historical consolidated financial statements of Deja Foods as of December 31, 2005 and for the years ended December 31, 2005 and 2004 and M & L as of September 30, 2005 (unaudited) and December 31, 2004 and for the periods ended September 30, 2005 (unaudited) and December 31, 2004.

        We present the unaudited pro forma condensed combined financial information for informational purposes only. The pro forma information is not necessarily indicative of what our operations actually would have been had we completed the acquisition at the beginning of the year presented. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future operating results of the combined companies.

Unaudited Pro Forma Condensed Combined Statements
of Operations for the year ended December 31, 2005

	Deja Foods	M & L	Pro Forma Adjustments		Pro Forma Combined
Sales	$11,214,938	$6,808,254	$(2,573,253)	B	$15,449,939
Cost of sales	10,339,956	5,917,324	(2,544,483)	B	13,732,450
			19,653	C

Gross profit	874,982	890,930	(48,423)		1,717,489
Operating Expenses	2,894,055	770,306	120,000	A	3,752,595
			(31,766)	C

Income (Loss) from Operations	(2,019,073)	120,624	(136,657)		(2,035,106)

Other Income (Expense)
Other income (Expense)	85,782	14,663			100,445
Interest and factoring fees expense	(664,859)	(57,319)	(30,685)	D	(752,863)

Total Other Income (Expense)	(579,077)	(42,656)	(30,685)		(652,418)

Income (Loss) Before Provision for Income Taxes	(2,598,150)	77,968	(167,342)		(2,687,524)
Provision (Benefit) For Income Taxes	(259,532)	—	(23,390)	E	(236,142)

Net Income (Loss)	$(2,338,618)	$77,968	$(190,732)		$(2,451,382)

Net Income (Loss) Per Basic and Diluted Share of Common Stock
Weighted Average Number of Common Shares Outstanding				F	4,403,914

Net Income (Loss) Per Share of Common Stock					$(.56)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(1)
DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

        On December 13, 2005, the Company consummated an agreement to acquire all of the outstanding equity interests of M & L. The agreement was originally entered into on August 23, 2005 and was amended and executed by all parties on December 13, 2005. In accordance with the amended agreement, the acquisition of the equity interests of M & L by Deja Foods is effective as of August 31, 2005. As partial payment towards the purchase price, the Company issued 333,333 shares of common stock to the former owner of M & L. This represents approximately 7.5% of the aggregate outstanding shares of Deja Foods after the issuance of those shares.

        The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 include the operations of Deja Foods for the year ended December 31, 2005 and M & L for the period from January 1, 2005 to the date of aquisition by Deja Foods on December 13, 2005.

        Pro forma basic and diluted loss per share were calculated using the weighted average common shares outstanding including the common shares issued in the acquisition as if the acquisition occurred at the beginning of the earliest year presented.

(2)
PRO FORMA ADJUSTMENTS

(A)
Employment contract of owner of M & L

(B)
Elimination of intercompany sales

(C)
Adjust depreciation and record amortization to reflect cost of property and equipment and intangibles acquired in the acquisition.

(D)
Interest on debt incurred related to the acquisition.

(E)
Record tax provision on M & L's income and the pro forma adjustments.

(F)
The pro forma weighted average number of common shares outstanding represents the weighted average outstanding shares of Deja Foods increased by the 333,333 shares issued in the acquisition.

DEJA FOODS, INC.

559,028 SHARES OF COMMON STOCK

        Until                        , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Article VII, Section 2, of our Articles of Incorporation provides for indemnification of our officers, directors and controlling persons to the full extent provided by Nevada law. Further, Article VII, Section 3, provides that no director is personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer except for (i) a breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law, (iii) a transaction from which the director received an improper benefit or (iv) an act or omission for which the liability of a director is expressly provided under Nevada law.

        Under the Nevada corporate statutes, Nevada corporations are permitted to indemnify their officers and directors for liability to stockholders, so long as such indemnification does not include the items set forth in the previous paragraph under (i) through (iv).

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

SEC Registration Fees	$132
Blue Sky Filing Fees	$2,000
Blue Sky Legal Fees	$3,000
Printing Expenses	$5,000
Legal Fees	$80,000
Accounting Fees	$100,000
Transfer Agent Fees	$2,000
Miscellaneous Expenses	$27,868

Total	$220,000	(2)

(1)
All expenses, except the SEC registration fee, are estimated.

(2)
All expenses of the offering (excluding brokerage commissions) will be borne by the Registrant and not the selling stockholders.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

        In the last three years, we have issued the following shares of our unregistered securities:

            (i)  In August 2003 we issued 1,000,000 shares for $1,000 cash to our founder and Chief Executive Officer, David Fox, and in November 2004 we split the shares on the basis of 3.550972 shares for each share outstanding. All 1,000,000 shares were valued at $.001 per share and issued for cash, pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). Subsequently, Mr. Fox gifted 10,000 shares to three individuals.

           (ii)  In November 2004 and January 2005 we issued 59,028 shares to the following persons, including the three individuals who received shares from Mr. Fox, all of whom were our employees, directors, consultants or family members or friends of Mr. Fox for cash ($34,028) or services ($25,000) valued at $.01 to $1.00 per share and pursuant to the exemption provided by Section 4(2) of the 1933 Act:

Name	Number of Shares
Justin Borses	2,500
Craig Cooper	2,500
Patty Diaz	1,000
Rita Fernandez	1,000
Ava Fox	10,000
Eden Fox	10,000
Jon Fox	2,500
Joshua Fox	10,000
Tiffany Galvez	1,000
Louis Garcia	1,000
Annaka Gorton and Sam Harris	2,500
Larry J. Kosmont	2,500
Gregory Margolis	2,500
Scott Matis	1,000
Stanley and Leah Mitchell, Trustee	4,028
Robbie Fox Productions	5,000

TOTAL	59,028

          (iii)  Between December 2004 and March 2005, we issued a total of 500,000 shares, for $401,000 cash and $99,000 for repayment of loan payable—affiliated company, to the following investors at $1.00 per share.

Name	Shares
Betty Bennett	10,000
Linda Nguyen-Bennett	21,174
Matthew Bennett	61,048
Compensation Investment Club LLC	12,500
Barry Cooper	25,000
Hali Gillin	5,000
Neil Gitnick	40,700
Michelle Gonzalez and David Machado	42,903
Laura Kalb	10,000
Larry J. Kosmont	150,000
Melvin Monsher	20,000
Gregory Perlman	10,175
Gregory Rifkin	10,000
Steven Rottman	15,000
Geoffrey Rouss	1,500
Neal Rubin	10,000
Craig Stevens	10,000
Jill and Britt Terrell, Trustees	10,000
Tri M and ME, LLC	25,000
Gregory Wiviott, Trustee	10,000

TOTAL	500,000

          (iv)  Between November 2005 and January 2006 we issued for cash 10% convertible subordinated debentures to the following persons in the face amounts indicated below. Each investor also received one warrant for each $2.00 face amount of debentures purchased. All of the investors listed below exchanged their interests (at their cost) in the Deja Plus High Yield Income Fund for debentures, except Mr. Mann who purchased $20,000 of debentures for cash. The debentures pay interest at the rate of 10% per annum. Each warrant is exerciseable to purchase one share of our common stock until November 30, 2007 for $1.50 per share.

Name of Purchaser	Face Amount of Debentures	Warrants
Barry Cooper Trust Deeds	$50,000	25,000
Betty Bennett	50,000	25,000
Matthew Bennett(1)	300,000	180,000
Gilbert P. Cohen	10,000	5,000
Fred and Allison Doumani	100,000	50,000
Hali Gallin	50,000	25,000
GH Capital, LLC	50,000	25,000
Kosmont & Associates, Inc.(1)	350,000	201,250
Kosmont Operations & Opportunities Locators, Inc.(1)	30,000	17,250
Lawrence Mann	20,000	10,000
Stanley and Lelah Mitchell, Trustees of the Revocable Living Trust of Stanley and Lelah Mitchell	20,000	10,000
Gregory Rifkin	50,000	25,000
Geoffrey Rouss	23,500	11,750
Judd Schwarzman	25,000	12,500
Jill and Britt Terrell, Trustees of the Terrell Family Trust	25,000	12,500

Totals	$1,153,500	635,250

(1)
An additional 10% of warrants were issued for investor purchases over $250,000 face amount of debentures; 15% for purchases over $375,000 and 20% for purchases over $500,000.

           (v)  In December 2005 we issued 333,333 shares of our common stock to Myron Stoltzfus, Sr. in connection with our acquisition of M & L Wholesale Foods, LLC.

          (vi)  From time to time, we issue options to purchase shares of our common stock under our 2005 Stock Option Plan.

        We relied upon the exemption provided by Rule 506 of Regulation D and Section 4(2) of the 1933 Act in connection with the sales in section (iii) and (iv), above. All of such individuals were friends or business associates of our Chief Executive Officer and were known by him to be accredited investors as defined in Rule 501 and suitable to make such an investment. All such investors executed a subscription agreement confirming that they were accredited investors. All shares issued contained a restrictive legend and the holders confirmed they were acquiring the shares for investment and without an intent to distribute the shares.

ITEM 27. EXHIBIT INDEX.

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, of the Registrant(1)
3.2	Bylaws of the Registrant(1)
4.1	Form of Warrant (Debentures)(1)
5.1	Opinion of Gary A. Agron(1)
10.1	Management Agreement with Deja Plus High Yield Income Fund, LLC(1)
10.2	Office Lease(1)
10.3	Marketing Agreement with M & L Wholesale Foods, LLC(1)
10.4	2005 Stock Option Plan(1)
10.5	Letter of Intent with M & L Wholesale Foods, LLC(1)
10.6	Marketing Agreement with M & L Wholesale Foods, Inc. including exhibit thereto(1)
10.7	Employment Agreement—Saperstein(1)
10.8	Office Lease(1)
10.9	Sublease(1)
10.10	First Community Promissory Notes under Credit Facility(1)
10.11	West Liberty Agreement(1)
10.12	Loan Agreement with Celtic Capital Corporation(1)
10.13	950 Third Avenue License Agreement(1)
10.14	M & L Acquisition Agreement, as amended(1)
10.15	Stoltzfus Employment Agreement(1)
10.16	Stoltzfus Promissory Note(1)
10.17	Neptune Loan Agreement as Amended(1)
10.18	Form of 10% Subordinated Debenture(1)
23.1	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.2	Consent of Gary A. Agron (See 5.1 above)(1)
23.3	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.4	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.5	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.6	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants
23.7	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants

(1)
Previously Filed

ITEM 28. UNDERTAKINGS.

        The Registrant hereby undertakes:

          (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c)   That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Encino, California on April 19, 2006.

DEJA FOODS, INC.
BY:	/S/ DAVID FOX David Fox Chief Executive Officer

        Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on April 19, 2006.

Signature	Title

/s/ DAVID FOX David Fox	Chief Executive Officer and Director
/s/ SCOTT MATIS Scott Matis	Senior Vice President
/s/ RICK SAPERSTEIN Rick Saperstein	Chief Financial Officer (Principal Accounting Officer)
/s/ CRAIG B. COOPER Craig B. Cooper	Director
/s/ LARRY J. KOSMONT Larry J. Kosmont	Director
/s/ WILLIAM M. FOLTZ, JR. William M. Foltz, Jr.	Director
/s/ MYRON D. STOLTZFUS, SR. Myron D. Stoltzfus, Sr.	Senior Vice President and Director
/s/ GARY COHEN Gary Cohen	Director

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, of the Registrant(1)
3.2	Bylaws of the Registrant(1)
4.1	Form of Warrant (Debentures)(1)
5.1	Opinion of Gary A. Agron(1)
10.1	Management Agreement with Deja Plus High Yield Income Fund, LLC(1)
10.2	Office Lease(1)
10.3	Marketing Agreement with M & L Wholesale Foods, LLC(1)
10.4	2005 Stock Option Plan(1)
10.5	Letter of Intent with M & L Wholesale Foods, LLC(1)
10.6	Marketing Agreement with M & L Wholesale Foods, Inc. including exhibit thereto(1)
10.7	Employment Agreement—Saperstein(1)
10.8	Office Lease(1)
10.9	Sublease(1)
10.10	First Community Promissory Notes under Credit Facility(1)
10.11	West Liberty Agreement(1)
10.12	Loan Agreement with Celtic Capital Corporation(1)
10.13	950 Third Avenue License Agreement(1)
10.14	M & L Acquisition Agreement, as amended(1)
10.15	Stoltzfus Employment Agreement(1)
10.16	Stoltzfus Promissory Note(1)
10.17	Neptune Loan Agreement as Amended(1)
10.18	Form of 10% Subordinated Debenture(1)
23.1	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.2	Consent of Gary A. Agron (See 5.1 above)(1)
23.3	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.4	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.5	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants(1)
23.6	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants
23.7	Consent of Mayer Hoffman McCann P.C. Independent Registered Public Accountants

(1)
Previously Filed